2016 Second Quarter Report
Six months ended July 31, 2015

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

Highlights
(ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

SALES
(expressed in millions of United States dollars)

148
233
175
277
222
241
188
210
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16

EBITDA[1]
(expressed in millions of United States dollars)

36
76
70
110
115
96
61
60
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16

FREE CASH FLOW[2]
(expressed in millions of United States dollars)

(29)
30
(28)
56
48
108
(94)
23
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16

(4)
7
20
38
59
48
7
(3)
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16

EARNINGS (LOSS) PER SHARE
(expressed in United States dollars)

(0.06)
(0.09)
0.17
0.31
0.30
(0.01)
0.09
(0.21)
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16

(1)	The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to International Financial Reporting Standards (“IFRS”). The Company defines EBITDA as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization. See “Non-IFRS Measures” for additional information.

(2)	The term free cash flow does not have a standardized meaning according to IFRS. The Company defines free cash flow as cash provided from (used in) operating activities, less sustaining capital expenditures and less development capital expenditure. See “Non-IFRS Measures” for additional information.

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

Second Quarter Fiscal 2016 Highlights

•	Free Cash Flow – Positive free cash flow in the quarter of $22.9 million due to strong operating cash flow of $52.8 million offset against cash capital expenditures of $29.9 million. The Company expects to generate positive free cash flow for the second half of the fiscal year.
•	Sales – Second quarter diamond sales were robust at $209.7 million ($277.3 million in Q2 2015), despite a cautious market and a time of seasonal weakness in demand. Second quarter sales did not include $5.2 million realized from the sale of carats from the Misery Northeast pipe during the pre-commercial production period.
•	Production –

o	In July 2015, the Company initiated changes to the diamond liberation process to optimize diamond recovery at the Ekati Diamond Mine with promising test results.
o	The operational challenges experienced at the Ekati Diamond Mine process plant in Q1 fiscal 2016 have been successfully resolved.
o	Diamond recoveries at the Diavik Diamond Mine in Q2 calendar 2015 were 43% higher than the previous calendar quarter and in line with the same calendar quarter of the prior year.

•	Gross Margins – Consolidated gross margin of $19.9 million and gross margin percentage of 9.5% ($56.1 million and 20.2% in Q2 fiscal 2015) was negatively impacted by:

o

The sale of carats produced and sold from the processing of material from the Misery Northeast pipe produced during the pre-commercial production period resulting in the application of the incremental margin of $4.2 million or $0.05 per share ($3.0 million or $0.04 per share after-tax) against the pre-stripping asset instead of gross margins.

o	The expected shift in the mine plan for fiscal 2016 from higher to lower value production at the Ekati Diamond Mine.
o	The processing issues experienced in Q1 fiscal 2016 at the Ekati Diamond Mine.

•	Profit (Loss) Before Income Tax and Net Income – Loss before income taxes of $2.8 million for the quarter (Q2 2015 – profit before income tax of $38.2 million) and consolidated net loss attributable to shareholders of $17.6 million or $0.21 per share for the quarter (Q2 2015 – net profit of $26.6 million or $0.31 per share). In the current quarter both were impacted by:

o	A $9.8 million or $0.11 per share ($7.2 million or $0.08 per share after-tax) one-time charge incurred in connection with the departure of Mr.Gannicott as CEO in Q2 fiscal 2016.
o	The foreign exchange impact on income tax expense resulting in an income tax expense in the quarter of $19.9 million or $0.23 per share (Q2 2015 – income tax recovery of $1.5 million or $0.02 per share), with $11.1 million of expense (Q2 2015 – $0.4 million of expense) relating to revaluations of foreign currency non-monetary items and of the deferred tax liability, both of which are non-cash items.

•	Development Projects –

o	Sable pipe preliminary economic assessment (“Sable PEA”) has been prepared and approved by the Company for the Ekati Diamond Mine.
o	Misery Main pipe is still on track for first production in Q1 fiscal 2017 for the Ekati Diamond Mine.
o	First production from the Pigeon pipe is now expected in early Q4 fiscal 2016 for the Ekati Diamond Mine.
o	A-21 pipe development continues on plan for the Diavik Diamond Mine.

Market Commentary
The rough diamond market failed to maintain any of the momentum evident at the end of Q1 fiscal 2016. Polished prices continued to stagnate as slow retail growth in China instigated a more cautious approach to purchasing by jewelers. Indian retail has yet to return to normal levels of business, but major retailers are looking to restock in early fiscal Q3 to meet the traditional jewelry purchasing season around Diwali in November. The US retail jewelry market remains active but buyers are continuing to exert pressure on prices and demanding longer credit terms. Diamond polishers have responded by reducing capacity, which has alleviated pressure on the stocks they hold. These declining stocks should in time need replenishing, allowing a sell-through at all stages of the pipeline and a return to steadier prices and more normal levels of business through the end of the fiscal year. Liquidity has ceased to be a major cause of concern as payments for sales are coming in and there is no urgency to replenish stocks at this time. The Company has responded to the current market conditions by reducing prices during its latest sale in August, which has brought fiscal year-to-date average prices down by approximately 5%.

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

Management’s Discussion and Analysis
PREPARED AS OF SEPTEMBER 10, 2015 (ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

Basis of Presentation
The following is management’s discussion and analysis (“MD&A”) of the results of operations for Dominion Diamond Corporation for the three and six months ended July 31, 2015, and its financial position as at July 31, 2015. This MD&A is based on the Company’s unaudited interim condensed consolidated financial statements prepared in accordance with International Accounting Standard 34 (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”), and should be read in conjunction with the unaudited interim condensed consolidated financial statements and related notes thereto for the three and six months ended July 31, 2015 and with the audited consolidated financial statements for the year ended January 31, 2015. Unless otherwise specified, all financial information is presented in United States dollars. Unless otherwise indicated, all references to (i) “second quarter” and “Q2 fiscal 2016” refer to the three months ended July 31, 2015 (ii) “Q2 fiscal 2015” refers to the three months ended July 31, 2014 (iii) “YTD Q2 fiscal 2016” refers to the six months ended July 31, 2015 and (iv) “YTD Q2 fiscal 2015” refers to the six months ended July 31, 2014.

Caution Regarding Forward-Looking Information
Certain information included in this MD&A constitutes forward-looking information within the meaning of Canadian and United States securities laws. Forward-looking information can generally be identified by the use of terms such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “objective”, “modeled”, “hope”, “forecast” or other similar expressions concerning matters that are not historical facts. Forward-looking information relates to management’s future outlook and anticipated events or results, and can include statements or information regarding plans for mining, development, production and exploration activities at the Company’s mineral properties, projected capital expenditure requirements, liquidity and working capital requirements, estimated production from the Ekati Diamond Mine and Diavik Diamond Mine, expectations concerning the diamond industry, and expected cost of sales, cash operating costs and gross margin. Forward-looking information included in this MD&A includes the current production forecast, cost of sales, cash cost of production and gross margin estimates and planned capital expenditures for the Diavik Diamond Mine and other forward-looking information set out under “Diavik Operations Outlook”, and the current production forecast, cost of sales, cash cost of production and gross margin estimates and planned capital expenditures for the Ekati Diamond Mine and other forward-looking information set out under “Ekati Operations Outlook”.

Forward-looking information is based on certain factors and assumptions described below and elsewhere in this MD&A including, among other things, the current mine plans for each of the Ekati Diamond Mine and the Diavik Diamond Mine; mining, production, construction and exploration activities at the Company’s mineral properties; currency exchange rates; estimates related to the capital expenditures required to bring the Jay pipe and the A-21 pipe into production; required operating and capital costs, labour and fuel costs, world and US economic conditions, future diamond prices, and the level of worldwide diamond production. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties that could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, including risks associated with the inability to control the timing and scope of future capital expenditures, risks associated with the estimates related to the capital expenditures required to bring the Jay pipe and the A-21 pipe into production, the risk that the operator of the Diavik Diamond Mine may make changes to the mine plan and other risks arising because of the nature of joint venture activities, risks associated with the remote location of and harsh climate at the Company’s mineral property sites, variations in mineral resource and mineral reserve estimates or expected recovery rates, failure of plant, equipment or processes to operate as anticipated, uncertainty with respect to the Company’s negotiations on a new collective bargaining agreement for its Ekati Diamond Mine operation, risks resulting from the Eurozone financial crisis and macro-economic uncertainty in other financial markets, risks associated with regulatory requirements and the ability to obtain all necessary regulatory approvals, modifications to existing practices so as to comply with any future permit conditions that may be imposed by regulators, delays in obtaining approvals and lease renewals, the risk of fluctuations in diamond prices and changes in US and world economic conditions, uncertainty as to whether dividends will be declared by the Company’s Board of Directors or whether the Company’s dividend policy will be maintained, the risk of fluctuations in the Canadian/US dollar exchange rate, and cash flow and liquidity risks. Please see page 23 of this MD&A, as well as the Company’s current Annual Information Form, available at www.sedar.com and www.sec.gov, for a discussion of these and other risks and uncertainties involved in the Company’s operations. Actual results may vary from the forward-looking information.

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this MD&A, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the currently expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law.

Business Overview
Dominion Diamond Corporation is focused on the mining and marketing of rough diamonds to the global market. The Company supplies rough diamonds to the global market from its operation of the Ekati Diamond Mine (in which it owns a controlling interest) and its 40% ownership interest in the Diavik Diamond Mine. Both mineral properties are located at Lac de Gras in Canada’s Northwest Territories.

The Company controls the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Toronto and Yellowknife, Canada, Mumbai, India, and Antwerp, Belgium. The Company acquired its initial interest in the Ekati Diamond Mine on April 10, 2013. The Ekati Diamond Mine consists of the Core Zone (of which the Company owns 88.9%), which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone (of which the Company owns 65.3%), an adjacent area hosting kimberlite pipes having both development and exploration potential, such as the Jay kimberlite pipe and the Lynx kimberlite pipe. The Company controls and consolidates the Ekati Diamond Mine; minority shareholders are presented as non-controlling interests in the consolidated financial statements.

The Company has an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Diavik Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines (2012) Inc. (“DDMI”) (60%) and Dominion Diamond Diavik Limited Partnership (“DDDLP”) (40%), where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine and DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England. The Company receives 40% of the diamond production from the Diavik Diamond Mine.

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

CONSOLIDATED FINANCIAL HIGHLIGHTS
(expressed in millions of United States dollars, except per share amounts and where otherwise noted)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	July 31,	July 31,	July 31,	July 31,
	2015	2014	2015	2014
Sales	$209.7	$277.3	$397.4	$452.8
Cost of sales	189.8	221.2	354.5	358.9
Gross margin	19.9	56.1	42.9	93.9
Gross margin (%)	9.5%	20.2%	10.8%	20.7%
Selling, general and administrative expenses	15.1	9.6	23.9	16.8
Operating profit	4.8	46.5	19.0	77.2
Financing expense	(3.5)	(3.2)	(7.1)	(6.5)
Exploration expense	(1.9)	(6.8)	(7.2)	(15.9)
Finance and other income	–	0.9	0.1	3.8
Foreign exchange gain (loss)	(2.2)	0.8	(1.0)	(0.1)
Profit (loss) before income taxes	(2.8)	38.2	3.8	58.4
Income tax expense	15.7	14.0	15.3	23.5
EBITDA(i)	60.4	109.6	121.2	179.2
EBITDA margin (%)(ii)	29%	40%	30%	40%
Free cash flow(iii)	22.9	55.6	(70.7)	27.2
Capital expenditures	40.4	45.8	108.5	101.8
Net profit (loss) attributable to shareholders	(17.6)	26.6	(9.9)	41.3
Earnings (loss) per share attributable to shareholders(iv)	(0.21)	0.31	(0.12)	0.48

(i)	The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.
(ii)	The term EBITDA margin does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.
(iii)	The term free cash flow does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.
(iv)

Earnings per share for the second quarter decreased by $0.23 per share (Q2 2015 –increased by $0.02 per share) and YTD fiscal 2016 decreased by $0.15 per share (YTD 2015 – increased by $0.01), as a result of the impact of foreign exchange on tax expense.

Three Months Ended July 31, 2015, Compared to Three Months Ended July 31, 2014
CONSOLIDATED PROFIT (LOSS) BEFORE INCOME TAXES AND NET PROFIT (LOSS) ATTRIBUTABLE TO SHAREHOLDERS
Included in net profit (loss) attributable to shareholders was the foreign exchange impact on income tax expense. The weakening of the Canadian dollar against the US dollar during the quarter resulted in an income tax expense of $19.9 million or $0.23 per share (Q2 2015 – income tax recovery of $1.5 million or $0.02 per share), with $11.1 million of expense (Q2 2015 – $0.4 million of expense) relating to revaluations of foreign currency non-monetary items and of the deferred tax liability, both of which are non-cash items.

CONSOLIDATED SALES
Consolidated sales for the second quarter totalled $209.7 million (Q2 2015 – $277.3 million), consisting of Ekati rough diamond sales of $137.7 million (Q2 2015 – $170.3 million) and Diavik rough diamond sales of $72.0 million (Q2 2015 – $107.0 million).

The Company expects that results for its mining operations will fluctuate depending on the seasonality of production at its mineral properties, the number of sales events conducted during the quarter, rough diamond prices, and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter. See “Segmented Analysis” on page 8 for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN
The Company’s cost of sales includes costs associated with mining and rough diamond sorting activities. Consolidated cost of sales and gross margin in the current quarter were negatively impacted by a drop in the value of production at the Ekati Diamond Mine in the first quarter of fiscal 2016.

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The principal components of selling, general and administrative (“SG&A”) expenses include expenses for salaries and benefits, professional fees, consulting and travel. The $5.5 million increase over Q2 fiscal 2015 relates primarily to a one-time charge of $9.8 million incurred in connection with the departure of Mr. Gannicott as CEO in Q2 fiscal 2016, which was offset by a decrease in stock-based compensation expenses.

CONSOLIDATED FINANCE EXPENSE
Finance expense in the second quarter increased by $0.3 million over Q2 fiscal 2015. Included in consolidated finance expense is accretion expense of $2.1 million (Q2 2015 – $3.0 million) related to site restoration liabilities at the Diavik Diamond Mine and the Ekati Diamond Mine.

CONSOLIDATED EXPLORATION EXPENSE
Exploration expense incurred during Q2 fiscal 2016 primarily related to exploration work on the Sable pipe within the Core Zone at the Ekati Diamond Mine, whereas exploration expense incurred during Q2 fiscal 2015 was related to the Jay pipe within the Buffer Zone. With the completion of the Jay Project Pre-feasibility Study on January 27, 2015, which established probable reserves for the Jay kimberlite pipe, the Company has begun to capitalize certain exploration and evaluation costs related to the Jay pipe in accordance with the Company’s accounting policy for exploration and evaluation activities. During the second quarter, $1.9 million of exploration and evaluation costs were capitalized.

CONSOLIDATED FINANCE AND OTHER INCOME
Finance and other income has decreased by $1.0 million compared to Q2 fiscal 2015.

CONSOLIDATED FOREIGN EXCHANGE
A net foreign exchange loss of $2.2 million was recognized during the second quarter (Q2 2015 – gain of $0.8 million). The Company does not currently have any significant foreign exchange derivative instruments outstanding.

CONSOLIDATED INCOME TAXES
Consolidated income tax expense increased by $1.8 million over Q2 fiscal 2015. The Company’s combined Canadian federal and provincial statutory income tax rate for the quarter was 26.5% (Q2 2015 – 26.5%) . A tax deductible Northwest Territories mining royalty of 13% (Q2 2015 – 13%) was also applicable to the Company. There are a number of items that can significantly impact the Company’s effective tax rate, the most significant being foreign exchange rate fluctuations. As a result, the Company’s recorded tax provision can be significantly different than the expected tax provision calculated based on the statutory tax rate.

The recorded tax provision is particularly impacted by foreign currency exchange rate fluctuations. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin, a substantial portion of which is denominated in Canadian dollars. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the second quarter, the Canadian dollar weakened significantly against the US dollar. As a result, the Company recorded an unrealized foreign exchange gain of $16.4 million (Q2 2015 – loss of $1.1 million) on the revaluation of the Company’s Canadian dollar denominated deferred income tax liability, which is a non-cash tax recovery. The unrealized foreign exchange gain is recorded as part of the Company’s deferred income tax recovery, and is not taxable for Canadian income tax purposes. During the second quarter, the Company also recognized a deferred income tax expense of $27.6 million (Q2 2015 – recovery of $0.7 million) for the temporary differences arising from the difference between the historical exchange rate and the current exchange rate translation of foreign currency non-monetary items, primarily consisting of mining assets and liabilities. This revaluation is a non-cash tax expense. The recorded tax provision during the second quarter also included a net income tax expense of $2.6 million (Q2 2015 – recovery of $1.5 million) relating to foreign exchange differences between income in the currency of the country of origin and the US dollar. The Company also recorded income tax expense of $6.1 million (Q2 2015 – recovery of $0.4 million) related to other foreign exchange impacts.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

Six Months Ended July 31, 2015, Compared to Six Months Ended July 31, 2014
CONSOLIDATED PROFIT BEFORE INCOME TAXES AND NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS
Included in net profit attributable to shareholders was the foreign exchange impact on income tax expense. The weakening of the Canadian dollar against the US dollar during the YTD Q2 fiscal 2016 period resulted in an income tax expense of $12.9 million or $0.15 per share (2015 – income tax recovery of $1.1 million or $0.01 per share), with $2.6 million of expense (2015 – $1.1 million of recovery) relating to revaluations of foreign currency non-monetary items and of the deferred tax liability, both of which are non-cash items.

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

CONSOLIDATED SALES
Consolidated sales during the YTD Q2 fiscal 2016 period totalled $397.4 million (2015 – $452.8 million), consisting of Diavik rough diamond sales of $132.4 million (2015 – $189.7 million) and Ekati rough diamond sales of $265.0 million (2015 – $263.1 million). See “Segmented Analysis” on page 8 for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN
The Company’s cost of sales includes costs associated with mining and rough diamond sorting activities. Consolidated cost of sales and gross margin in the current period were negatively impacted by a combination of a drop in the value of production at the Ekati Diamond Mine during Q4 fiscal 2015 and Q1 fiscal 2016 and decreased production at the Diavik Diamond Mine during Q4 fiscal 2015.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The principal components of SG&A expenses include expenses for salaries and benefits, professional fees, consulting and travel. The $7.1 million increase over YTD Q2 fiscal 2015 relates primarily to a one-time charge of $9.8 million incurred in connection with the departure of Mr. Gannicott as CEO in Q2 fiscal 2016, which was offset by a decrease in stock-based compensation expenses.

CONSOLIDATED EXPLORATION EXPENSE
Exploration expense during the YTD Q2 fiscal 2016 period primarily related to exploration work on the Sable pipe within the Core Zone at the Ekati Diamond Mine, whereas exploration expense during the comparable prior period was related to the Jay pipe within the Buffer Zone. With the completion of the Jay Project Pre-feasibility Study on January 27, 2015, which established probable reserves for the Jay kimberlite pipe, the Company has begun to capitalize certain exploration and evaluation costs related to the Jay pipe in accordance with the Company’s accounting policy for exploration and evaluation activities. During the YTD Q2 fiscal 2016 period, $13.0 million of exploration and evaluation costs were capitalized.

CONSOLIDATED FINANCE AND OTHER INCOME
Finance and other income has increased by $0.5 million compared to YTD Q2 fiscal 2015.

CONSOLIDATED FOREIGN EXCHANGE
A net foreign exchange loss of $1.0 million was recognized during the YTD Q2 fiscal 2016 period (2015 – loss of $0.1 million). The Company does not currently have any significant foreign exchange derivative instruments outstanding.

CONSOLIDATED INCOME TAXES
Consolidated income tax expense decreased by $8.2 million when compared to YTD Q2 fiscal 2015. The Company’s combined Canadian federal and provincial statutory income tax rate for first half of fiscal 2016 was 26.5% (2015 – 26.5%) . A tax deductible Northwest Territories mining royalty of 13% (2015 – 13%) was also applicable to the Company. There are a number of items that can significantly impact the Company’s effective tax rate, the most significant being foreign exchange rate fluctuations. As a result, the Company’s recorded tax provision can be significantly different than the expected tax provision calculated based on the statutory tax rate.

The recorded tax provision is particularly impacted by foreign currency exchange rate fluctuations. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin, a substantial portion of which is denominated in Canadian dollars. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the YTD Q2 fiscal 2016 period, the Canadian dollar weakened against the US dollar. As a result, the Company recorded an unrealized foreign exchange gain of $4.2 million (2015 – loss of $5.0 million) on the revaluation of the Company’s Canadian dollar denominated deferred income tax liability, which is a non-cash tax recovery. The unrealized foreign exchange gain is recorded as part of the Company’s deferred income tax recovery, and is not taxable for Canadian income tax purposes. During the six months ended July 31, 2015, the Company also recognized a deferred income tax expense of $6.8 million (2015 – recovery of $6.1 million) for the temporary differences arising from the difference between the historical exchange rate and the current exchange rate translation of foreign currency non-monetary items, primarily consisting of mining assets and liabilities. This revaluation is a non-cash tax expense. The recorded tax provision during the six months ended July 31, 2015 also included a net income tax expense of $7.4 million (2015 – expense of $1.3 million) relating to foreign exchange differences between income in the currency of the country of origin and the US dollar. The Company also recorded income tax expense of $2.9 million (2015 – recovery of $1.3 million) related to other foreign exchange impacts.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

Segmented Analysis
The operating segments of the Company include the Ekati Diamond Mine, the Diavik Diamond Mine and the Corporate segment. The Corporate segment captures costs not specifically related to operating the Ekati and Diavik mines.

EKATI DIAMOND MINE (100% SHARE)
(expressed in millions of United States dollars, except per share amounts and where otherwise noted)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	July 31,	July 31,	July 31,	July 31,
	2015	2014	2015	2014
Sales	$137.7	$170.3	$265.0	$263.1
Carats sold (000s)	511	552	1,220	811
Cost of sales	136.1	142.5	251.2	223.9
Gross margin	1.6	27.8	13.9	39.2
Gross margin (%)	1.1%	16.3%	5.2%	14.9%
Average price per carat	269	308	217	324
Operating profit (loss)	(0.1)	26.9	10.9	36.8
Cash cost of production(i)	83.1	77.2	166.1	167.1
Depreciation and amortization	37.0	35.4	66.7	55.6
EBITDA(ii)	36.9	62.3	77.6	92.4
EBITDA margin (%)(iii)	27%	37%	29%	35%
Capital expenditures	32.9	42.0	87.9	91.2

(i)	The term cash cost of production does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.
(ii)	The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.
(iii)	The term EBITDA margin does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

Three Months Ended July 31, 2015, Compared to Three Months Ended July 31, 2014
EKATI SALES
The $32.6 million decrease in sales for Q2 fiscal 2016 was primarily due to a weakened diamond market during the quarter and the exclusion from sales of 0.1 million carats for proceeds of $5.2 million which were carats produced and sold from the processing of materials from Misery Northeast kimberlite pipe during its pre-commercial production phase (Q2 2015 – 0.1 million carats for proceeds of $10.5 million from Misery South & Southwest during its pre-commercial production phase). At July 31, 2015, the Company had 0.8 million carats of Ekati Diamond Mine–produced rough inventory available for sale with an estimated market value of approximately $105 million (July 31, 2014 – 0.4 million carats and $115 million, respectively).

EKATI COST OF SALES AND GROSS MARGIN
Gross margin decreased from 16.3% to 1.1% at the Ekati Diamond Mine primarily as a result of two factors. First, as expected, the mine plan has shifted from higher value production from the Koala, Koala North and Fox ore bodies to lower value material from Misery Satellite and Coarse Ore Rejects (“COR”), while pre-stripping is being conducted in the higher value Misery Main open pit. Secondly, the processing issues experienced in the first quarter resulted in lower diamond recoveries in that period. Decreased production results in a higher cash and non-cash cost per carat as operating costs that are largely fixed, and depreciation costs that are calculated on a straight-line basis, are spread over a lower volume of production. The gross margin is anticipated to fluctuate between quarters, resulting from variations in the volume, size and quality distribution of rough diamonds sold by the Company in each quarter and variation in rough diamond prices.

Cost of sales includes mine operating costs incurred at the Ekati Diamond Mine. The $5.9 million increase in cash cost of production from Q2 fiscal 2015 is due primarily to royalty expense related to the processing of Misery Main and Misery Satellite material, representing the final royalty expense related to the mining of any Misery Main or Satellite material. Cost of sales also includes sorting costs, which comprise the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the straight-line method over the remaining mine life of management approved projects. See “Non-IFRS Measures” for additional information.

EKATI SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the segment increased by $0.7 million compared to Q2 fiscal 2015.

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

Six Months Ended July 31, 2015, Compared to Six Months Ended July 31, 2014
EKATI SALES
Sales from the Ekati segment increased $1.9 million over YTD Q2 fiscal 2015. Excluded from sales in the current period were 0.1 million carats for proceeds of $5.5 million which were carats produced and sold from the processing of materials from Misery North & Northeast kimberlite pipes during its pre-commercial production phase (2015 – 0.2 million carats for proceeds of $17.4 million from Misery South & Southwest during its pre-commercial production phase).

Carats sold increased by 50% and price per carat decreased by 49% compared to YTD Q2 fiscal 2015 due to the change in ore mix with more production coming from sources with a lower average price.

EKATI COST OF SALES AND GROSS MARGIN
Gross margin decreased from 14.9% to 5.2% at the Ekati Diamond Mine as a result of the two factors noted above.

Cost of sales includes mine operating costs incurred at the Ekati Diamond Mine. During YTD Q2 fiscal 2016, the Ekati cash cost of production was $166.1 million (2015 – $167.1 million). Cost of sales also includes sorting costs, which comprise the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the straight-line method over the remaining mine life of management approved projects. See “Non-IFRS Measures” for additional information.

EKATI SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Ekati Diamond Mine segment for the six months ended July 31, 2015 were $3.0 million (2015 – $2.4 million).

Operational Update

A new diamond liberation initiative at the Ekati Diamond Mine, which includes a reduction in the level of throughput to the plant from 12,000 to 10,500 tonnes per day (or approximately 4.3 million to 3.8 million tonnes per year), was started in July. Initial test results show a significant increase in grade recovered, primarily of diamonds up to 1.5 carats in size, with a marginal decrease in price per carat. These early indications show that the financial impact of the new diamond liberation initiative could be incrementally positive to annual revenues even at a lower throughput. In addition, the lower throughput would allow the Company to process a greater proportion of higher value ore and a lower volume of COR once the Pigeon pipe comes into full production.

The Company is continuing to test this new initiative. An updated mine plan, including the impact of the changes on the production schedule, diamond prices and operating costs, will be published once the changes have been fully tested and the positive results confirmed.

Ore mined from Koala Underground and Koala North exceeded the plan for the period, and the shortfall of underground ore caused by the conveyor belt failure in Q4 fiscal 2015 has been made up; mining at Koala North has now been completed.

Tonnage processed for the second quarter returned to plan following the installation of the new high pressure grinding roll (“HPGR”) segments during a planned eight-day maintenance shutdown in May. This shutdown impacted carats recovered for the period and is expected to have a negative impact on margins during the third quarter.

At the beginning of July, the Company implemented the next stages of the diamond recovery optimization at the Ekati process plant. Enhancements have been made to the operations of the cone crusher, the dense media separation (“DMS”) units and the HPGR; the newly installed re-crush circuit is now running continuously.

During the second quarter of fiscal 2016, the Ekati Diamond Mine produced (on a 100% basis) 0.2 million carats from the processing of 0.2 million tonnes of ore from the reserves. Mining activities during the quarter were focused on ore production from the Koala underground operation and pre-stripping operations at the Misery pushback open pit and Pigeon open pit. The Company recovered 0.5 million carats from the processing of 0.3 million tonnes of satellite material excavated from the Misery South pipe, Southwest extension and Northeast pipe during the pre-stripping of the Misery Main pipe. In addition, a further 0.2 million carats were recovered from the processing of 0.4 million tonnes of COR. These diamond recoveries are not included in the Company’s mineral reserve statement and are therefore incremental to production.

During the second fiscal quarter, environmental performance at Ekati continued to be excellent, while on health and safety there was one lost time injury during the period, corresponding to a frequency rate per 200,000 hours worked (“LTIFR”) of 0.24 (Q2 2015 – no lost time injury and LTIFR of 0.00)

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

The charts below show the Ekati Diamond Mine carat production, ore processed and recovered grade for the eight most recent quarters.

EKATI DIAMOND MINE PRODUCTION (100% SHARE) – CARATS

EKATI DIAMOND MINE PRODUCTION (100% SHARE) – ORE PROCESSED AND RECOVERED GRADE

Ekati Operations Outlook
PRODUCTION
The full year production target for fiscal year 2016 foresees Ekati Diamond Mine production of approximately 1.0 million carats from the mining and processing of approximately 1.6 million tonnes of mineral reserves (the base case). This includes approximately 1.1 million tonnes from the Koala underground operation (combined Koala phases 5, 6 and 7), approximately 0.4 million tonnes from the Pigeon open pit, and the remaining 0.1 million tonnes from the Fox stockpile. Average grade from Koala underground is expected to be lower than that achieved in fiscal 2015 as the mine plan expects the processing of a higher proportion of the lower grade phase 5 ore.

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

In addition to the mineral reserves noted above, in fiscal 2016 the Ekati Diamond Mine also expects to process inferred resources from the Misery South & Southwest kimberlite pipes that are made available as the Misery reserves are accessed (the operating case). When this additional resource material from the Misery South & Southwest pipes is included, the production target for fiscal 2016 foresees total Ekati Diamond Mine production of approximately 2.8 million carats from the mining and processing of approximately 2.6 million tonnes of mineral reserves and resources, which includes approximately 1.0 million tonnes from Misery South & Southwest kimberlite. The Company cautions that this assessment is preliminary in nature and is based on inferred resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Accordingly, there is no certainty that this assessment will be realized.

The reserves and resources that are currently planned to be processed during fiscal 2016 do not fully utilize the Ekati processing plant’s capacity of up to approximately 4.35 million tonnes per year. Subject to the discussion below regarding the diamond liberation initiative, the Company plans to use the spare capacity to process additional material from Koala North, Misery Northeast and COR. This material has not been included in the above mentioned mine plan. It is expected that approximately 0.1 million tonnes of Koala North, 0.1 million tonnes of Misery Northeast and 1.3 million tonnes of COR material will be processed during fiscal 2016. In addition, as part of the Koala mining, a small portion of inferred mineral resource is extracted along with the reserves. This material is not included in the current production estimate, but will be processed along with the reserve ore and will be incremental to production. Mineral resources that are not reserves do not have demonstrated economic viability.

The current production target does not include the impact of the liberation initiative, which, if continued, will result in a reduction of ore processed during the second half of the fiscal year. The Company is continuing to test this new initiative. An updated mine plan, including the impact of the changes on the production schedule, diamond prices and operating costs, will be published once the changes have been fully tested and the positive results confirmed.

The foregoing scientific and technical information for the Ekati Diamond Mine was prepared under the supervision of Peter Ravenscroft, FAuslMM, of Burgundy Mining Advisors Ltd., an independent mining consultancy. Mr. Ravenscroft is a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

CAPITAL EXPENDITURES
The planned capital expenditures net of capitalized depreciation at Ekati Diamond Mine for fiscal 2016 (on 100% basis) are expected to be approximately $167 million at an estimated average Canadian/US dollar exchange rate of 1.30. The table below sets out the total amount of capital expenditures for each development project at the Ekati Diamond Mine (100%) incurred by the Company during the YTD Q2 fiscal 2016 period and the planned capital expenditure for fiscal 2016 (total).

Capital Expenditure	YTD actual(i)	Full year guidance(ii)
Misery Main	$37	$70
Pigeon	10	23
Lynx	4	10
Sable(iii)	–	2
Jay(iv)	13	24
Sustaining	24	38

(i)	Calculated net of capitalized depreciation.
(ii)	Calculated at an estimated average Canadian/US dollar exchange rate of 1.30.
(iii)	Sable capital expenditure has been updated to reflect the schedule from the Sable PEA, which now foresees the leasing of equipment that was previously forecasted as a capital outlay.
(iv)	The YTD actuals above include capitalized evaluation and exploration expenses. A portion of the previously forecasted capital expenditure for Jay has been deferred to fiscal 2017.

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

PRICING
Based on the average prices per carat achieved by the Company in the latest sale, which was held in July 2015, the Company has modeled the approximate rough diamond price per carat for the Ekati kimberlite process plant feed types below. The prices below do not reflect the reduction in prices realized during the August sale.

July 2015
sales cycle
average price
per carat
Ore type	(in US dollars)
Koala	$325
Koala North	380
Fox	285
Misery South & Southwest	80
COR	60–115

COST OF SALES, CASH COST OF PRODUCTION AND GROSS MARGIN
Based on current sales expectations for the Ekati Diamond Mine segment for fiscal 2016, the Company currently expects cost of sales to be approximately $435 million (including depreciation and amortization of approximately $120 million). Based on the current mine plan for the Ekati Diamond Mine for fiscal 2016, the cash cost of production at the Ekati Diamond Mine is expected to be approximately $330 million (on a 100% basis) at an estimated average Canadian/US dollar exchange rate of 1.30. Included in cash cost of production is approximately $10 million of royalty payments related to the processing of Misery Main and Misery Satellite material. The final royalty expense related to the mining of any Misery Main or Misery Satellite material was incurred in July, which will lower the cost of production beginning in the third quarter and is expected to positively impact gross margin in the fourth quarter.

The eight-day shutdown of the Ekati process plant to change the HPGR had an impact on carats recovered in the second fiscal quarter and is expected to have a slightly negative impact on gross margin for the Ekati Diamond Mine through the third quarter. The cost of sales, cash cost of production and gross margin targets do not include the impact of the liberation initiative, which, if continued, is expected to result in a reduction of cash operating costs in the second half of the fiscal year. The Company is continuing to test this new initiative. An updated mine plan, including the impact of the changes on the production schedule, diamond prices and operating costs, will be published once the changes have been fully tested and the positive results confirmed.

Ekati Diamond Mine depreciation is calculated primarily on a straight-line basis, which is computed using the life of mine (“LOM”) plan containing only management approved projects. The Company expects that if management approves a feasibility study for the Sable or Jay pipes, the non-cash depreciation per year for existing assets will be significantly reduced.

The Company expects gross margin as a percentage of sales to fluctuate depending on, among other things, production volumes, product mix, diamond prices and cost of production. Gross margin as a percentage of sales in fiscal 2016 is expected to be lower than that achieved in fiscal 2015 as production volumes are expected to decrease and the product mix is expected to have a lower average value than in the prior year.

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

DIAVIK DIAMOND MINE (40% SHARE)
(expressed in millions of United States dollars, except per share amounts and where otherwise noted)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	July 31,	July 31,	July 31,	July 31,
	2015	2014	2015	2014
Sales	$72.0	$107.0	$132.4	$189.7
Carats sold (000s)	412	959	956	1,541
Cost of sales	53.6	78.8	103.4	135.0
Gross margin	18.4	28.3	29.0	54.7
Gross margin (%)	25.5%	26.4%	21.9%	28.8%
Average price per carat	175	112	138	123
Operating profit	17.4	27.2	27.0	52.7
Cash cost of production(i)	29.7	37.1	62.9	76.3
Depreciation and amortization	18.4	27.4	35.2	45.8
EBITDA(ii)	35.7	54.7	62.2	98.5
EBITDA margin (%)(iii)	50%	51%	47%	52%
Capital expenditures	7.5	3.8	19.7	10.5

(i)	The term cash cost of production does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.
(ii)	The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.
(iii)	The term EBITDA margin does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

Three Months Ended July 31, 2015, Compared to Three Months Ended July 31, 2014
DIAVIK SALES
Sales in the second quarter decreased by $35.0 million primarily due to a weakened diamond market during the quarter. Carats sold decreased by 57% and price per carat increased by 57% compared to Q2 fiscal 2015 due to the decision to hold back lower-than-average priced inventory during the quarter due to market conditions. At July 31, 2015, the Company had 0.8 million carats of Diavik Diamond Mine–produced rough diamond inventory available for sale with an estimated market value of approximately $80 million (July 31, 2014 – 0.4 million carats and $60 million, respectively).

DIAVIK COST OF SALES AND GROSS MARGIN
Cost of sales in the second quarter included $18.3 million of depreciation and amortization (Q2 2015 – $27.3 million). The Diavik segment generated a gross margin and EBITDA margin of 25.5% and 50%, respectively (Q2 2015 – 26.4% and 51%). The gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product produced and sold during each quarter and variation in rough diamond prices.

A substantial portion of consolidated cost of sales is mine operating costs incurred at the Diavik Diamond Mine. During the second quarter, the Diavik cash cost of production was $29.7 million (Q2 2015 – $37.1 million). The reduction in cash cost of production is due to operational improvements at the mine and the weakening of the Canadian dollar. The term cash cost of production does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information. Cost of sales also includes sorting costs, which comprise the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

DIAVIK SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Diavik Diamond Mine segment during the second quarter were $1.0 million (Q2 2015 – $1.1 million).

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

Six Months Ended July 31, 2015, Compared to Six Months Ended July 31, 2014
DIAVIK SALES
Sales during the YTD Q2 fiscal 2016 period have decreased by $57.4 million primarily due to a weakened diamond market during the period. Carats sold decreased by 38% and price per carat increased by 12% compared to YTD Q2 fiscal 2015, primarily due to the decision to hold back lower-than-average priced inventory during the period due to market conditions.

DIAVIK COST OF SALES AND GROSS MARGIN
Cost of sales during the YTD Q2 fiscal 2016 period included $34.9 million of depreciation and amortization (2015 – $45.6 million). The Diavik segment generated a gross margin and EBITDA margin of 21.9% and 47%, respectively (2015 – 28.8% and 52%). The gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product produced and sold during each quarter and variation in rough diamond prices.

A substantial portion of consolidated cost of sales is mine operating costs incurred at the Diavik Diamond Mine. During the YTD Q2 fiscal 2016 period, the Diavik cash cost of production was $62.9 million (2015 – $76.3 million). The reduction in cash cost of production is due to operational improvements at the mine and the weakening of the Canadian dollar. The term cash cost of production does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information. Cost of sales also includes sorting costs, which comprise the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

DIAVIK SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Diavik Diamond Mine segment during the YTD Q2 fiscal 2016 period were $1.9 million (2015 – $2.0 million).

Operational Update
During Q2 calendar 2015, the Diavik Diamond Mine produced (on a 100% basis) 2.1 million carats from 0.5 million tonnes of ore processed (Q2 calendar 2014 – 2.2 million carats and 0.6 million tonnes, respectively). Total production includes COR, which is not included in the Company’s reserve and resource statements and is therefore incremental to production.

Processing volumes in Q2 calendar 2015 were 9% lower than in Q2 calendar 2014 due to additional stockpile ore that was available and processed during Q2 calendar 2014. This additional stockpile was fully exhausted in calendar 2014. Diamonds recovered in Q2 calendar 2015 were consistent with Q2 calendar 2014. Higher grades achieved in the current year have offset the reduced processing volumes.

The charts below show the Company’s 40% share of Diavik Diamond Mine carat production, ore processed and recovered grade for the eight most recent calendar quarters.

DOMINION DIAMOND DIAVIK LIMITED PARTNERSHIP’S 40% SHARE OF DIAVIK DIAMOND MINE PRODUCTION – CARATS
(reported on a one-month lag)

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

DOMINION DIAMOND DIAVIK LIMITED PARTNERSHIP’S 40% SHARE OF DIAVIK DIAMOND MINE PRODUCTION – ORE PROCESSED AND RECOVERED GRADE
(reported on a one-month lag)

(a) Grade has been adjusted to exclude COR.

Diavik Operations Outlook
PRODUCTION
The mine plan for calendar 2015 continues to foresee Diavik Diamond Mine production (on a 100% basis) of approximately 6.8 million carats from the mining and processing of approximately 2.0 million tonnes of ore. Mining activities will be exclusively underground with approximately 0.7 million tonnes expected to be sourced from A-154 North, approximately 0.5 million tonnes from A-154 South and approximately 0.8 million tonnes from A-418. In addition to the 6.8 million carats produced from run of mine ore, there will be production from COR. This additional production is not included in the Company’s ore reserves and is therefore incremental. Based on historical recovery rates, the tonnage of this material that is planned to be processed during calendar 2015 would produce 0.2 million carats from COR.

The aforementioned mine plan for the Diavik Diamond Mine was prepared by DDMI, operator of the Diavik Diamond Mine, under the supervision of Calvin Yip, P. Eng., Principal Advisor, Strategic Planning of DDMI, who is a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

CAPITAL EXPENDITURES
The Company currently expects DDDLP’s 40% share of the planned capital expenditures for the Diavik Diamond Mine in fiscal 2016 to be approximately $42 million at an estimated average Canadian/US dollar exchange rate of 1.30. The table below sets out DDDLP’s 40% share of development capital incurred by the Company during the YTD Q2 fiscal 2016 period and the planned capital expenditure for fiscal 2016 (full):

Capital Expenditures	YTD actual	Full year guidance(i)
A-21	$11	$20
Sustaining	9	22

(i)	Calculated at an estimated average Canadian/US dollar exchange rate of 1.30.

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

PRICING

Based on the average prices per carat achieved by the Company in the latest sale, held in July 2015, the Company has modeled the approximate rough diamond price per carat for each of the Diavik kimberlite process plant feed types in the table that follows. The prices below do not reflect the reduction in prices realized during the August sale.

July 2015
sales cycle
average price
per carat
Ore type	(in US dollars)
A-154 South	$135
A-154 North	175
A-418	95
COR	45

COST OF SALES, CASH COST OF PRODUCTION AND GROSS MARGIN
Based on current sales expectations for the Diavik Diamond Mine segment for fiscal 2016, the Company currently expects cost of sales to be approximately $190 million (including depreciation and amortization of approximately $70 million). Based on the current mine plan for the Diavik Diamond Mine for calendar 2015, the Company’s 40% share of the cash cost of production at the Diavik Diamond Mine is expected to be approximately $122 million at an estimated average Canadian/US dollar exchange rate of 1.30.

The Company expects gross margin as a percentage of sales to fluctuate depending on, among other things, production volumes, diamond prices and cost of production. Gross margin as a percentage of sales in fiscal 2016 is expected to be lower than that achieved in fiscal 2015, as production volumes are expected to decrease year over year. However, the 43% increase in production from Q1 calendar 2015 to Q2 calendar 2015 is expected to result in higher gross margins in the second half of the fiscal year.

CORPORATE SEGMENT
(expressed in millions of United States dollars, except per share amounts and where otherwise noted)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	July 31, 2015	July 31, 2014	July 31, 2015	July 31, 2014
Selling, general and administrative expenses	$12.5	$7.6	$18.9	$12.3

Three Months Ended July 31, 2015, Compared to Three Months Ended July 31, 2014
CORPORATE SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
This increase relates primarily to a one-time charge of $9.8 million incurred in connection with the departure of Mr. Gannicott as CEO in Q2 fiscal 2016, which was offset by a decrease in stock-based compensation expenses.

Six Months Ended July 31, 2015, Compared to Six Months Ended July 31, 2014
CORPORATE SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
This increase relates primarily to a one-time charge of $9.8 million incurred in connection with the departure of Mr. Gannicott as CEO in Q2 fiscal 2016, which was offset by a decrease in stock-based compensation expenses.

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

Liquidity and Capital Resources
The following chart shows the Company’s working capital balances for the eight most recent quarters, as well as the working capital ratio for the same periods. Working capital is calculated as total current assets less total current liabilities, and working capital ratio is calculated as total current assets divided by total current liabilities.

WORKING CAPITAL AND WORKING CAPITAL RATIO

CASH FLOW MOVEMENT
(in millions of US dollars except where otherwise noted)

Opening cash at January 31, 2015	$457.9
Cash provided by operating activities before interest and taxes	123.4
Capital expenditures for the period	(98.6)
Cash tax paid for the period	(98.6)
Dividends paid	(34.1)
Net interest paid during the period	(1.3)
Transaction costs relating to financing activities	(3.1)
Contributions from and distributions made to minority partners	(1.8)
Misery pre-production revenue	4.5
Other	(4.1)
Closing cash at July 31, 2015	$344.2

Working Capital
As at July 31, 2015, the Company had unrestricted cash and cash equivalents of $344.2 million and restricted cash of $36.5 million, compared to $457.9 million and $34.6 million, respectively, at January 31, 2015. The restricted cash is used to support letters of credit to the Government of the Northwest Territories (“GNWT”) in the amount of CDN $48 million to secure the reclamation obligations for the Ekati Diamond Mine. On July 31, 2015, the GNWT completed its review of the Ekati Diamond Mine’s security held under the environmental agreements and concluded that there was duplication between the security required under the Water Licence and security held by the GNWT. The security required under the revised environmental agreement was reduced by CDN $23 million. The amendments made to the letters of credit were received by the GNWT on August 17, 2015, and accordingly CDN $23 million of restricted cash was returned to the Company on that date.

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

On August 25, 2015, the Company reached an agreement with the operator of the Diavik Joint Venture whereby DDDLP was required to post its proportionate share of the security deposit used to secure the reclamation obligations for the Diavik Diamond Mine. Subsequent to the end of the second quarter, the Company used restricted cash in the amount of CDN $61 million to support the letters of credit held by the GNWT as security for the reclamation obligations for the Diavik Diamond Mine.

During Q2 fiscal 2016, the Company reported cash flow from operations of $52.8 million, compared to cash flow provided from operations of $94.0 million in Q2 fiscal 2015.

At July 31, 2015, the Company had approximately 1.6 million carats of rough diamond inventory available for sale with an estimated market value of approximately $185 million. The Company also had approximately 0.5 million carats of rough diamond inventory that was work in progress.

Working capital decreased to $695.0 million at July 31, 2015 from $752.4 million at January 31, 2015. During Q2 fiscal 2016, the Company increased accounts receivable by $7.0 million, decreased other current assets by $13.4 million, decreased inventory and supplies by $48.0 million, and decreased trade and other payables by $45.2 million. On May 21, 2015, the Company paid dividends in the amount of $34.1 million.

During the second quarter, the Company purchased approximately 22.6 million litres of diesel fuel to be used in fiscal 2017. The estimated landed costs of fuel for FY17 is CDN $1.18 per litre. The estimated landed rate is a weighted average value and includes the rack price (Hay River and Edmonton as applicable), transportation costs, storage in Yellowknife, proportional winter road costs and applicable taxes. The Company estimates that 65 million litres of diesel will be used in fiscal 2016, and the weighted average costs of diesel fuel in the current fiscal year is CDN $1.41 per litre. Also during the second quarter, the Company made Ekati royalty tax payments of $9.1 million and income tax payments of $6.3 million related to both Ekati and Diavik. The Company anticipates making further instalment payments for income taxes for fiscal 2016 in the remaining quarters of the fiscal year.

The Company’s liquidity requirements fluctuate year over year and quarter over quarter depending on, among other factors, the seasonality of production at the Company’s mineral properties, seasonality of mine operating expenses, capital expenditure programs, the number of rough diamond sales events conducted during the year, and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in the year.

The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for at least the next 12 months.

Financing Activities
During the second quarter, the Company had a cash outflow from financing activities of $40.4 million, which includes a dividend payment of $34.1 million.

On April 7, 2015, the Company entered into a $210 million senior secured corporate revolving credit facility with a syndicate of commercial banks. The facility has a four-year term, and it may be extended for an additional period of one year with the consent of the lenders. Proceeds received by the Company under the new credit facility are to be used for general corporate purposes. Accommodations under this credit facility may be made to the Company, at the Company’s option, by way of an advance or letter of credit, and the interest payable will vary in accordance with a pricing grid ranging between 2.5% and 3.5% above LIBOR. The Company is in compliance with the required financial covenants, which are customary for a financing of this nature. As at July 31, 2015, $nil was outstanding under the Company’s senior secured corporate revolving credit facility.

On September 10, 2015, the Board of Directors declared an interim dividend of $0.20 per share to be paid in full on November 5, 2015, to shareholders of record at the close of business on October 13, 2015. This represents the first portion of the expected $0.40 per share annual dividend (to be paid semi-annually) for fiscal 2016, consistent with the Board’s previously stated dividend policy. The dividend will be an eligible dividend for Canadian income tax purposes. The final dividend for fiscal 2016 is expected to be paid in or around May 2016.

Investing Activities
During the second quarter, the Company purchased property, plant and equipment of $34.1 million, of which $26.5 million was purchased for the Ekati Diamond Mine and $7.6 million was purchased for the Diavik Diamond Mine.

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

Contractual Obligations
The Company has contractual payment obligations with respect to interest-bearing loans and borrowings and, through its participation in the Diavik Joint Venture and the Ekati Diamond Mine, future site restoration costs at both the Ekati and Diavik Diamond Mines. Additionally, at the Diavik Joint Venture, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Diamond Mine, DDDLP is obligated to fund 40% of the Diavik Joint Venture’s total expenditures on a monthly basis. The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

CONTRACTUAL OBLIGATIONS
(expressed in thousands of United States dollars)

		Less than	Year	Year	After
	Total	1 year	2–3	4–5	5 years
Loans and borrowings (a)(b)	$46,624	$23,106	$23,361	$157	$–
Environmental and participation agreements incremental commitments (c)	96,446	50,879	767	8,261	36,539
Operating lease obligations (d)	4,099	3,831	268	–	–
Capital commitments (e)	15,235	15,235	–	–	–
Total contractual obligations	$162,404	$93,051	$24,396	$8,418	$36,539

(a)	(i)	Loans and borrowings presented in the foregoing table include current and long-term portions.
	(ii)	The Company has available a $210 million senior secured corporate revolving credit facility (utilization in either US or CDN dollars) with a syndicate of commercial banks for general corporate purposes. At July 31, 2015, $nil was outstanding under this facility.
	(iii)	The Company’s first mortgage on real property has scheduled principal payments of approximately $0.2 million quarterly, may be prepaid at any time and matures on September 1, 2018. On July 31, 2015, $2.6 million was outstanding on the mortgage payable.
	(iv)	The Company issued a promissory note on October 15, 2014 in the amount of US $42.2 million for the base purchase price for the acquisition of an additional 8.889% interest in the Core Zone. The promissory note is payable in instalments over 31 months and the Company has the right, but not the obligation, to satisfy one or more instalments due under the promissory note in common shares of the Company. On July 31, 2015, $43.3 million, which represents the base purchase price plus accrued interest, is outstanding.

(b)

Interest on loans and borrowings is calculated at various fixed and floating rates. Projected interest payments on the current debt outstanding were based on interest rates in effect at July 31, 2015, and have been included under loans and borrowings in the table above. Interest payments for the next 12 months are estimated to be approximately $1.2 million.

(c)

Both the Diavik Joint Venture and the Ekati Diamond Mine, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board and the Independent Environmental Monitoring Agency, respectively. These agreements also state that the mines must provide security deposits for the performance of their reclamation and abandonment obligations under all environmental laws and regulations. As at July 31, 2015, the operator of the Diavik Joint Venture has fulfilled such obligations for the security deposits by posting letters of credit, of which DDDLP’s share as at July 31, 2015 was CDN $65 million based on its 40% ownership interest in the Diavik Diamond Mine. On August 25, 2015, the Company reached an agreement with the operator of the Diavik Joint Venture whereby DDDLP was required to post its proportionate share of the security deposit used to secure the reclamation obligations for the Diavik Diamond Mine. The Company has provided letters of credit in the amount of CDN $61 million to the GNWT as security for the reclamation obligations for the Diavik Diamond Mine.

The Company posted surety bonds with the GNWT in the aggregate amount of CDN $253 million to secure the obligations under its Water Licence to reclaim the Ekati Diamond Mine. As at July 31, 2015, letters of credit in the amount of CDN $48 million continue to be held by the GNWT as security for reclamation and related activities at the Ekati Diamond Mine. On July 31, 2015, the GNWT completed its review of the Ekati Diamond Mine’s security held under the environmental agreements and concluded that there was duplication between the security required under the Water Licence and security held by the GNWT. The security now required under the environmental agreement was reduced by CDN $23 million. The amendments made to the letters of credit were received by the GNWT on August 17, 2015 and, accordingly, CDN $23 million was returned to the Company on that date. The Company has also provided a guarantee of CDN $20 million for other obligations under the environmental agreement for the Ekati Diamond Mine.

Both the Diavik and Ekati Diamond Mines have also signed participation agreements with various Aboriginal communities. These agreements are expected to contribute to the social, economic and cultural well-being of these communities. The actual cash outlay for obligations of the Diavik Joint Venture under these agreements is not anticipated to occur until later in the life of the mine. The actual cash outlay under these agreements in respect of the Ekati Diamond Mine includes annual payments and special project payments during the operation of the Ekati Diamond Mine.

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

(d)	Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases at the Ekati Diamond Mine.

(e)

The Company has various long-term contractual commitments related to the acquisition of property, plant and equipment. The commitments included in the table above are based on expected contract prices.

Non-IFRS Measures
In addition to discussing earnings measures in accordance with IFRS, the MD&A provides the following non-IFRS measures, which are also used by management to monitor and evaluate the performance of the Company.

Cash Cost of Production
The MD&A refers to cash cost of production, a non-IFRS performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well each of the Diavik Diamond Mine and Ekati Diamond Mine is performing compared to the respective mine plan and prior periods. Cash cost of production includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. Cash cost of production does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This performance measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net profit or cash flow from operations as determined under IFRS.

The following table provides a reconciliation of cash cost of production to the Ekati Diamond Mine’s cost of sales disclosed for the three and six months ended July 31, 2015 and July 31, 2014.

(expressed in thousands of United States dollars)
(unaudited)

	Three months ended	Three months ended	Six months ended	Six months ended
	July 31, 2015	July 31, 2014	July 31, 2015	July 31, 2014
Ekati cash cost of production	$83,082	$77,235	$166,052	$167,094
Other cash costs	1,946	1,282	3,459	2,280
Total cash cost of production	85,028	78,517	169,511	169,374
Depreciation and amortization	34,710	34,913	68,762	66,514
Total cost of production	119,738	113,430	238,273	235,888
Adjusted for stock movements	16,379	29,059	12,886	(11,950)
Total cost of sales	$136,117	$142,489	$251,159	$223,938

The following table provides a reconciliation of cash cost of production to the Diavik Diamond Mine’s cost of sales disclosed for the three and six months ended July 31, 2015 and July 31, 2014.

(expressed in thousands of United States dollars)
(unaudited)

	Three months ended	Three months ended	Six months ended	Six months ended
	July 31, 2015	July 31, 2014	July 31, 2015	July 31, 2014
Diavik cash cost of production	$29,671	$37,101	$62,887	$76,295
Private royalty	491	2,046	1,648	3,472
Other cash costs	422	762	918	1,475
Total cash cost of production	30,584	39,909	65,453	81,242
Depreciation and amortization	23,108	26,170	39,133	46,902
Total cost of production	53,692	66,079	104,586	128,144
Adjusted for stock movements	(51)	12,672	(1,196)	6,839
Total cost of sales	$53,641	$78,751	$103,390	$134,983

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

EBITDA and EBITDA Margin
The term EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-IFRS financial measure, which is defined as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization. EBITDA margin is calculated by dividing EBITDA by total sales for the period.

Management believes that EBITDA and EBITDA margin are important indicators commonly reported and widely used by investors and analysts as an indicator of the Company’s operating performance and ability to incur and service debt, and also as a valuation metric. The intent of EBITDA and EBITDA margin is to provide additional useful information to investors and analysts and such measures do not have any standardized meaning under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate EBITDA and EBITDA margin differently.

CONSOLIDATED
(expressed in thousands of United States dollars)
(unaudited)

									Six	Six
									months	months
									ended	ended
	2016	2016	2015	2015	2015	2015	2014	2014	July 31,	July 31,
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	2015	2014
Operating profit	$4,836	$14,162	$51,568	$67,481	$46,468	$30,694	$21,016	$4,509	$18,998	$77,159
Depreciation and amortization	55,516	46,655	44,067	47,898	63,164	38,885	55,228	31,978	102,171	102,051
EBITDA	$60,352	$60,817	$95,635	$115,379	$109,632	$69,579	$76,244	$36,487	$121,169	$179,210

EKATI DIAMOND MINE SEGMENT
(expressed in thousands of United States dollars)
(unaudited)

									Six	Six
									months	months
									ended	ended
	2016	2016	2015	2015	2015	2015	2014	2014	July 31,	July 31,
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	2015	2014
Operating profit (loss)	$(69)	$10,960	$40,833	$47,043	$26,851	$9,924	$(1,513)	$(1,332)	$10,892	$36,774
Depreciation and amortization	36,975	29,711	21,655	27,269	35,438	20,154	25,892	19,166	66,687	55,592
EBITDA	$36,906	$40,671	$62,488	$74,312	$62,289	$30,078	$24,379	$17,834	$77,579	$92,366

DIAVIK DIAMOND MINE SEGMENT
(expressed in thousands of United States dollars)
(unaudited)

									Six	Six
									months	months
									ended	ended
	2016	2016	2015	2015	2015	2015	2014	2014	July 31,	July 31,
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	2015	2014
Operating profit	$17,386	$9,641	$18,071	$26,934	$27,215	$25,468	$30,404	$11,765	$27,025	$52,681
Depreciation and amortization	18,353	16,790	22,101	20,336	27,435	18,389	28,885	12,434	35,142	45,825
EBITDA	$35,739	$26,431	$40,172	$47,270	$54,650	$43,857	$59,289	$24,199	$62,170	$98,506

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

CORPORATE SEGMENT
(expressed in thousands of United States dollars)
(unaudited)

									Six	Six
									months	months
									ended	ended
	2016	2016	2015	2015	2015	2015	2014	2014	July 31,	July 31,
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	2015	2014
Operating loss	$(12,481)	$(6,439)	$(7,336)	$(6,496)	$(7,598)	$(4,698)	$(7,875)	$(5,924)	$(18,920)	$(12,296)
Depreciation and amortization	188	154	311	293	291	342	451	378	342	634
EBITDA	$(12,293)	$(6,285)	$(7,025)	$(6,203)	$(7,307)	$(4,356)	$(7,424)	$(5,546)	$(18,578)	$(11,662)

Free Cash Flow and Free Cash Flow per Share
The term free cash flow is a non-IFRS measure, which is defined as cash provided from (used in) operating activities, less sustaining capital expenditures and less development capital expenditure. Free cash flow per share is calculated by dividing free cash flow by the weighted average basic shares outstanding.

Management believes that free cash flow is a useful indicator of the Company’s ability to operate without reliance on additional borrowing or usage of existing cash. The intent of free cash flow and free cash flow per share is to provide additional useful information to investors and analysts and such measures do not have any standardized meaning under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate free cash flow and free cash flow per share differently.

CONSOLIDATED
(expressed in thousands of United States dollars)
(unaudited)

									Six	Six
									months	months
									ended	ended
	2016	2016	2015	2015	2015	2015	2014	2014	July 31,	July 31,
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	2015	2014
Cash provided from (used in) operating activities	$52,780	$(29,285)	$134,550	$70,539	$94,024	$23,420	$52,907	$6,580	$23,496	$117,527
Sustaining capital expenditure	(6,955)	(22,609)	(17,786)	(15,658)	(14,355)	(18,996)	(9,663)	(14,371)	(29,564)	(33,351)
Free cash flow before development	$45,825	$(51,894)	$116,764	$54,881	$79,668	$4,424	$43,244	$(7,791)	$(6,068)	$84,092
Development and exploration capital expenditure(i)	(22,953)	(41,667)	(9,034)	(7,072)	(24,040)	(32,859)	(12,813)	(20,815)	(64,618)	(56,899)
Free cash flow	$22,872	$(93,561)	$107,730	$47,809	$55,628	$(28,435)	$30,431	$(28,606)	$(70,686)	$27,193

(i)	Development capital expenditure is calculated net of proceeds from pre-production sales.

Sustaining Capital Expenditure
Sustaining capital expenditure is generally defined as expenditures that support the ongoing operation of the assets or business without any associated increase in capacity, life of assets or future earnings. This measure is used by management and investors to assess the extent of non-discretionary capital spending being incurred by the Company each period.

Development and Exploration Capital Expenditure
Development capital expenditure is generally defined as capital expenditures that expand existing capacity, increase life of assets and/or increase future earnings. Exploration and evaluation capital expenditure is defined as capital expenditures that relate to activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources and these activities are only capitalized when the activity relates to proven and probable reserves. This measure is used by management and investors to assess the extent of discretionary capital spending being undertaken by the Company each period.

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

Risks and Uncertainties
The Company is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this MD&A and the Company’s other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Nature of Mining
The Company’s mining operations are subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks, and natural disasters. Particularly with underground mining operations, inherent risks include variations in rock structure and strength as it impacts on mining method selection and performance, de-watering and water handling requirements, achieving the required crushed rock-fill strengths, and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

The Company’s mineral properties, because of their remote northern location and access only by winter road or by air, are subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Company’s profitability.

Nature of Interest in Diavik Diamond Mine
DDDLP holds an undivided 40% interest in the assets, liabilities and expenses of the Diavik Diamond Mine and the Diavik group of mineral claims. The Diavik Diamond Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and DDDLP (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Diamond Mine and the Diavik group of mineral claims, including the inability to control the timing and scope of capital expenditures, and risks that DDMI may change the mine plan. By virtue of DDMI’s 60% interest in the Diavik Diamond Mine, it has a controlling vote in all Diavik Joint Venture management decisions respecting the development and operation of the Diavik Diamond Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and therefore is able to impose capital expenditure requirements on DDDLP that the Company may not have sufficient cash to meet. A failure to meet capital expenditure requirements imposed by DDMI could result in DDDLP’s interest in the Diavik Diamond Mine and the Diavik group of mineral claims being diluted.

Diamond Prices and Demand for Diamonds
The profitability of the Company is dependent upon the Company’s mineral properties and the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

Cash Flow and Liquidity
The Company’s liquidity requirements fluctuate from quarter to quarter and year to year depending on, among other factors, the seasonality of production at the Company’s mineral properties, the seasonality of mine operating expenses, exploration expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter. The Company’s principal working capital needs include development and exploration capital expenditures, investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable. There can be no assurance that the Company will be able to meet each or all of its liquidity requirements. A failure by the Company to meet its liquidity requirements could result in the Company failing to meet its planned development objectives, or in the Company being in default of a contractual obligation, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

Economic Environment
The Company’s financial results are tied to the global economic conditions and their impact on levels of consumer confidence and consumer spending. The global markets have experienced the impact of a significant US and international economic downturn since autumn 2008. A return to a recession or a weak recovery, due to recent disruptions in financial markets in the United States, the Eurozone and elsewhere, budget policy issues in the United States, political upheavals in the Middle East and Ukraine, and economic sanctions against Russia, could cause the Company to experience revenue declines due to deteriorated consumer confidence and spending, and a decrease in the availability of credit, which could have a material adverse effect on the Company’s business prospects or financial condition. The credit facilities essential to the diamond polishing industry are largely underwritten by European banks that are currently under stress. The withdrawal or reduction of such facilities could also have a material adverse effect on the Company’s business prospects or financial condition. The Company monitors economic developments in the markets in which it operates and uses this information in its continuous strategic and operational planning in an effort to adjust its business in response to changing economic conditions.

Synthetic Diamonds
Synthetic diamonds are diamonds that are produced by artificial processes (e.g., laboratory grown), as opposed to natural diamonds, which are created by geological processes. An increase in the acceptance of synthetic gem-quality diamonds could negatively affect the market prices for natural stones. Although significant questions remain as to the ability of producers to produce synthetic diamonds economically within a full range of sizes and natural diamond colours, and as to consumer acceptance of synthetic diamonds, synthetic diamonds are becoming a larger factor in the market. Should synthetic diamonds be offered in significant quantities or consumers begin to readily embrace synthetic diamonds on a large scale, demand and prices for natural diamonds may be negatively affected. Additionally, the presence of undisclosed synthetic diamonds in jewelry would erode consumer confidence in the natural product and negatively impact demand.

Currency Risk
Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Company’s mineral properties are incurred in Canadian dollars. Further, the Company has a significant deferred income tax liability that has been incurred and will be payable in Canadian dollars. The Company’s currency exposure relates to expenses and obligations incurred by it in Canadian dollars. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

Licences and Permits
The Company’s mining operations require licences and permits from the Canadian and Northwest Territories governments, and the process for obtaining and renewing such licences and permits often takes an extended period of time and is subject to numerous delays and uncertainties. Such licences and permits are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, criminal liability, suspensions or revocation of permits and licences, and other penalties. There can be no assurance that DDMI, as the operator of the Diavik Diamond Mine, or the Company has been or will be at all times in compliance with all such laws and regulations and with their applicable licences and permits, or that DDMI or the Company will be able to obtain on a timely basis or maintain in the future all necessary licences and permits that may be required to explore and develop their properties, commence construction or operation of mining facilities and projects under development, or to maintain continued operations.

Regulatory and Environmental Risks
The operations of the Company’s mineral properties are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse effect on the Company by increasing costs and/or causing a reduction in levels of production from the Company’s mineral properties.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining operations. To the extent that the Company’s operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

The environmental agreements relating to the Diavik Diamond Mine and the Ekati Diamond Mine require that security be provided to cover estimated reclamation and remediation costs. The operator of the Diavik Joint Venture has fulfilled such obligations for the security deposits in respect of the Diavik Diamond Mine by posting letters of credit, of which DDDLP’s share as at July 31, 2015 was CDN $65 million based on its 40% ownership interest in the Diavik Diamond Mine. On August 25, 2015, the Company reached an agreement with the operator of the Diavik Joint Venture whereby DDDLP was required to post its proportionate share of the security deposit used to secure the reclamation obligations for the Diavik Diamond Mine. Subsequent to end of the second quarter, the Company has provided letters of credit in the amount of CDN $61 million to the GNWT as security for the reclamation obligations for the Diavik Diamond Mine. The Company posted surety bonds with the GNWT in the aggregate amount of CDN $253 million to secure the obligations under its Water Licence to reclaim the Ekati Diamond Mine. Letters of credit in the amount of CDN $48 million are currently held by the GNWT as security under the environmental agreement relating to the Ekati Diamond Mine. On July 31, 2015, the GNWT completed its review of the Ekati Diamond Mine’s security held under the environmental agreements and concluded that there was duplication between the security required under the Water Licence and security held by the GNWT. The security required under the revised environmental agreement is CDN $22 million, which represents a reduction in letters of credit in the amount of CDN $23 million. The amendments made to the letters of credit were received by the GNWT on August 17, 2015. The Company has also provided a guarantee of CDN $20 million for other obligations under the environmental agreement for the Ekati Diamond Mine.

The reclamation and remediation plans for the Ekati Diamond Mine and the Diavik Diamond Mine, as well as the costs of such plans, are subject to periodic regulatory review, which could result in an increase to the amount of security required to be posted in connection with the operation of each of the Ekati Diamond Mine and the Diavik Diamond Mine. This could result in additional constraints on liquidity.

Climate Change
The Canadian government has established a number of policy measures in response to concerns relating to climate change. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

Resource and Reserve Estimates
The Company’s figures for mineral resources and ore reserves are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Estimates made at a given time may change significantly in the future when new information becomes available. The Company expects that its estimates of reserves will change to reflect updated information as well as to reflect depletion due to production. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels, and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Company’s mineral properties may render the mining of ore reserves uneconomical. Any material changes in the quantity of mineral reserves or resources or the related grades may affect the economic viability of the Company’s mining operations and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources will be upgraded to proven and probable ore reserves. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.

Insurance
The Company’s business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds held as inventory or in transit, changes in the regulatory environment, and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Company’s mineral properties, personal injury or death, environmental damage to the Company’s mineral properties, delays in mining, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Company’s mineral properties and the Company’s operations, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

Fuel Costs
The expected fuel needs for the Company’s mineral properties are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened winter road season or unexpected high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Company’s mineral properties currently have no hedges for future anticipated fuel consumption.

Reliance on Skilled Employees
Production at the Company’s mineral properties is dependent upon the efforts of certain skilled employees. The loss of these employees or the inability to attract and retain additional skilled employees may adversely affect the level of diamond production.

The Company’s success in marketing rough diamonds is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds.

Labour Relations
While labour relations have been stable to date, the maintenance of a productive and efficient labour environment without disruptions cannot be assured. The Company is party to a collective agreement (“CA”) at its Ekati Diamond Mine operation, which was due to expire on August 31, 2014. The Company entered into negotiations on August 6, 2014 and on August 26, 2014 a Memorandum of Agreement (“MOA”) was signed, which suspended negotiations until the latter part of February 2015 and continued unchanged all provisions in the current CA. Although the Company has continued to pursue active negotiations with the union, the Company recently submitted an application to the Canadian Industrial Relations Board (“CIRB”) to gain confirmation that the MOA is valid, a fact that the union began contesting in recent rounds of negotiations. Until such time as a ruling is received from the CIRB, negotiations with the union are on hold. There can be no assurance that the Company will be able to successfully renegotiate the CA or other satisfactory arrangements with its employees at the Ekati Diamond Mine. Production at the Ekati Diamond Mine will continue to be dependent upon the ability of the Company to maintain good relations with its employees and union. If the Company is ultimately unable to renew this agreement, or if the terms of any such renewal are materially adverse to the Company, then this could result in work stoppages and other labour disruptions, or otherwise materially impact the Company, all of which could have a materially adverse effect on the Company’s business, results from operations and financial condition.

Changes in Internal Controls over Financial Reporting
During the second quarter of fiscal 2016, there were no changes in the Company’s disclosure controls and procedures or internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures or internal control over financial reporting.

Critical Accounting Estimates
Management is often required to make judgments, assumptions and estimates in the application of IFRS that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application, or if they result from a choice between accounting alternatives and that choice has a material impact on the Company’s financial performance or financial position.

The critical accounting estimates applied in the preparation of the Company’s unaudited interim condensed consolidated financial statements are consistent with those applied and disclosed in the Company’s MD&A for the year ended January 31, 2015.

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

Changes in Accounting Policies

(a)	New Accounting Standards

There are no new accounting standards adopted during the period.

(b)	New Accounting Standards Issued but Not Yet Effective

Standards issued but not yet effective up to the date of issuance of the unaudited interim condensed financial statements are listed below. The listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IAS 1 – PRESENTATION OF FINANCIAL STATEMENTS
On December 18, 2014, the IASB issued amendments to IAS 1, Presentation of Financial Statements (“IAS 1”), as part of its major initiative to improve presentation and disclosure in financial reports. The amendments are effective for annual periods beginning on or after January 1, 2016. Early adoption is permitted. The Company intends to adopt these amendments in its consolidated financial statements for the annual period beginning on February 1, 2016. The Company does not expect that the amendments will have a material impact on the consolidated financial statements.

IFRS 11 – BUSINESS COMBINATION ACCOUNTING FOR INTEREST IN JOINT OPERATIONS
On May 6, 2014, the IASB issued amendments to IFRS 11, Joint Arrangements (“IFRS 11”). The amendments apply prospectively for annual periods beginning on or after January 1, 2016, with earlier application permitted. The amendments require business combination accounting to be applied to acquisitions of interests in a joint operation that constitutes a business. The Company intends to adopt the amendments to IFRS 11 in its consolidated financial statements for the annual period beginning on February 1, 2016. The Company does not expect that the amendments will have a material impact on the consolidated financial statements.

IFRS 9 – FINANCIAL INSTRUMENTS
On July 24, 2014, the IASB issued the complete IFRS 9, Financial Instruments (“IFRS 9 (2014)”), which introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard introduces additional changes relating to financial liabilities. It also amends the impairment model by introducing a new “expected credit loss” model for calculating impairment. IFRS 9 (2014) also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. The standard is effective for annual periods beginning on or after January 1, 2018 and must be applied retrospectively, with some exemptions. Earlier application is permitted. The extent of the impact of the adoption of IFRS 9 (2014) has not yet been determined.

IFRS 15 – REVENUE FROM CONTRACTS WITH CUSTOMERS
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 is currently effective for periods beginning on or after January 1, 2017, with earlier application permitted, and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. In July 2015, the IASB voted to defer the mandatory effective date of IFRS 15 to periods beginning on or after January 1, 2018. The formal amendment to the standard, specifying the new effective date, is expected to be issued in September 2015. The Company intends to adopt IFRS 15 in its consolidated financial statements for the annual period beginning on February 1, 2018. The extent of the impact of the adoption of IFRS 15 has not yet been determined.

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

CONSOLIDATED FINANCIAL RESULTS
The following is a summary of the Company’s consolidated quarterly results for the most recent eight quarters ended July 31, 2015.

(expressed in thousands of United States dollars except per share amounts and where otherwise noted)
(unaudited)

									Six months	Six months
									ended	ended July
	2016	2016	2015	2015	2015	2015	2014	2014	July 31,	31,
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	2015	2014
Sales	$209,676	$187,723	$240,582	$222,336	$277,314	$175,522	$233,163	$148,138	$397,399	$452,835
Cost of sales	189,758	164,792	179,813	146,951	221,240	137,680	202,030	136,221	354,549	358,922
Gross margin	19,918	22,931	60,769	75,385	56,074	37,842	31,133	11,917	42,850	93,913
Gross margin (%)	9.5%	12.2%	25.3%	33.9%	20.2%	21.6%	13.4%	8.0%	10.8%	20.7%
Selling, general and administrative expenses	15,082	8,769	9,201	7,904	9,606	7,148	10,117	7,408	23,852	16,754

Operating profit	4,836	14,162	51,568	67,481	46,468	30,694	21,016	4,509	18,998	77,159
Finance expenses	(3,529)	(3,530)	(4,087)	(3,389)	(3,206)	(3,310)	(3,553)	(3,136)	(7,059)	(6,516)
Exploration costs	(1,935)	(5,249)	(2,110)	(7,360)	(6,846)	(9,044)	(3,290)	(7,074)	(7,183)	(15,890)
Finance and other income	(36)	123	420	781	933	2,827	491	825	86	3,761
Foreign exchange gain (loss)	(2,174)	1,157	2,523	1,864	816	(947)	(7,917)	1,122	(1,017)	(133)

Profit (loss) before income taxes	(2,838)	6,663	48,314	59,377	38,165	20,220	6,747	(3,754)	3,825	58,381
Current income tax expense	14,923	15,293	9,612	51,662	22,017	32,728	5,618	9,246	30,216	54,747
Deferred income tax expense (recovery)	820	(15,778)	35,035	(25,905)	(8,048)	(23,195)	13,400	(6,454)	(14,956)	(31,244)
Net profit (loss)	$(18,581)	$7,148	$3,667	$33,620	$24,196	$10,687	$(12,271)	$(6,546)	$(11,435)	$34,878
Net profit (loss) attributable to:
Shareholders	$(17,641)	$7,744	$(546)	$25,478	$26,586	$14,671	$(7,802)	$(4,794)	$9,900	$41,252
Non-controlling interest	(940)	(596)	4,213	8,142	(2,390)	(3,984)	(4,469)	(1,752)	(1,535)	(6,374)
Earnings (loss) per share attributable to shareholders
Basic	$(0.21)	$0.09	$(0.01)	$0.30	$0.31	$0.17	$(0.09)	$(0.06)	$(0.12)	$0.48
Diluted	$(0.20)	$0.09	$(0.01)	$0.30	$0.31	$0.17	$(0.09)	$(0.06)	$(0.11)	$0.48
Cash dividends declared per share	$0.00	$0.40	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.40	$0.00
Total assets(i)	$2,286	$2,381	$2,427	$2,390	$2,356	$2,361	$2,305	$2,305	$2,286	$2,356
Total long-term liabilities(i)	$711	$717	$729	$702	$668	$676	$691	$688	$711	$668

Operating profit	$4,836	$14,162	$51,568	$67,481	$46,468	$30,694	$21,016	$4,509	$18,998	$77,159
Depreciation and amortization(ii)	55,516	46,655	44,067	47,898	63,164	38,885	55,228	31,978	102,171	102,051

EBITDA(iii)	$60,352	$60,817	$95,635	$115,379	$109,632	$69,579	$76,244	$36,487	$121,169	$179,210

(i)	Total assets and total long-term liabilities are expressed in millions of United States dollars.
(ii)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.
(iii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). The term EBITDA does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

Ekati Diamond Mine
This segment includes the production, sorting and sale of rough diamonds from the Ekati Diamond Mine.

(expressed in thousands of United States dollars)
(unaudited)

									Six	Six
									months	months
									ended	ended
	2016	2016	2015	2015	2015	2015	2014	2014	July 31,	July 31,
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	2015	2014
Sales
North America	$–	$–	$–	$–	$–	$–	$413	$–	$–	$–
Europe	135,282	123,122	155,695	137,769	160,667	88,469	111,542	95,232	258,404	249,136
India	2,390	4,251	3,424	4,163	9,614	4,378	1,992	–	6,641	13,992
Total sales	137,672	127,373	159,119	141,932	170,281	92,847	113,947	95,232	265,045	263,128
Cost of sales	136,117	115,043	117,668	94,332	142,489	81,448	114,340	96,202	251,159	223,938
Gross margin	1,555	12,330	41,451	47,600	27,792	11,399	(393)	(970)	13,886	39,190
Gross margin (%)	1.1%	9.7%	26.1%	33.5%	16.3%	12.3%	(0.3)%	(1.0)%	5.2%	14.9%
Selling, general and administrative expenses	1,624	1,370	618	557	941	1,475	1,120	362	2,994	2,416
Operating profit (loss)	$(69)	$10,960	$40,833	$47,043	$26,851	$9,924	$(1,513)	$(1,332)	$10,892	$36,774
Depreciation and amortization(i)	36,975	29,711	21,655	27,269	35,438	20,154	25,892	19,166	66,687	55,592
EBITDA(ii)	$36,906	$40,671	$62,488	$74,312	$62,289	$30,078	$24,379	$17,834	$77,579	$92,366
Capital expenditures	32,865	54,994	28,576	26,951	41,981	49,244	95,697	28,314	87,858	91,226

(i)

Depreciation and amortization included in cost of sales and selling, general and administrative expenses. All sales of inventory purchased as part of the Ekati Diamond Mine Acquisition are accounted for as cash cost of sales.

(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). The term EBITDA does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

Diavik Diamond Mine
This segment includes the production, sorting and sale of rough diamonds from the Diavik Diamond Mine.

(expressed in thousands of United States dollars)
(unaudited)

									Six	Six
									months	months
									ended	ended
	2016	2016	2015	2015	2015	2015	2014	2014	July 31,	July 31,
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	2015	2014
Sales
North America	$–	$–	$–	$–	$–	$–	$511	$–	$–	$–
Europe	70,099	57,223	78,050	74,310	94,858	73,918	112,001	45,088	127,321	168,776
India	1,905	3,127	3,413	6,094	12,175	8,757	6,704	7,818	5,032	20,931
Total sales	72,004	60,350	81,463	80,404	107,033	82,675	119,216	52,906	132,353	189,707
Cost of sales	53,641	49,749	62,145	52,619	78,751	56,232	87,690	40,018	103,390	134,984
Gross margin	18,363	10,601	19,318	27,785	28,282	26,443	31,526	12,888	28,963	54,723
Gross margin (%)	25.5%	17.6%	23.7%	34.6%	26.4%	32.0%	26.4%	24.4%	21.9%	28.8%
Selling, general and administrative expenses	977	960	1,247	851	1,067	975	1,122	1,123	1,938	2,042
Operating profit	$17,386	$9,641	$18,071	$26,934	$27,215	$25,468	$30,404	$11,765	$27,025	$52,681
Depreciation and amortization(i)	18,353	16,790	22,101	20,336	27,435	18,389	28,885	12,434	35,142	45,825
EBITDA(ii)	$35,739	$26,431	$40,172	$47,270	$54,650	$43,857	$59,289	$24,199	$62,170	$98,506
Capital expenditures	7,470	13,011	6,339	4,601	3,750	6,779	3,204	6,868	19,701	10,529

(i)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.
(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). The term EBITDA does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

Corporate
The Corporate segment captures costs not specifically related to the operations of the Diavik and Ekati Diamond Mines.

(expressed in thousands of United States dollars)
(unaudited)

									Six	Six
									months	months
									ended	ended
	2016	2016	2015	2015	2015	2015	2014	2014	July 31,	July 31,
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	2015	2014
Sales	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Cost of sales	–	–	–	–	–	–	–	–	–	–
Gross margin	–	–	–	–	–	–	–	–	–	–
Gross margin (%)	–%	–%	–%	–%	–%	–%	–%	–%	–%	–%
Selling, general and administrative expenses	12,481	6,439	7,336	6,496	7,598	4,698	7,875	5,924	18,920	12,296
Operating loss	$(12,481)	$(6,439)	$(7,336)	$(6,496)	$(7,598)	$(4,698)	$(7,875)	$(5,924)	$(18,920)	$(12,296)
Depreciation and amortization(i)	188	154	311	293	291	342	451	378	342	634
EBITDA(ii)	$(12,293)	$(6,285)	$(7,025)	$(6,203)	$(7,307)	$(4,356)	$(7,424)	$(5,546)	$(18,578)	$(11,662)
Capital expenditure	112	–	–	19	28	–	14	4	892	28

(i)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.
(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). The term EBITDA does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

Outstanding Share Information

As at August 31, 2015
Authorized	Unlimited
Issued and outstanding shares	85,245,730
Options and share RSU outstanding	3,063,869
Fully diluted	88,309,599

Additional Information
Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at www.ddcorp.ca.

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

Condensed Consolidated Balance Sheets

(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	July 31, 2015	January 31, 2015
ASSETS
Current assets
Cash and cash equivalents (note 4)	$344,205	$457,934
Accounts receivable	19,655	13,717
Inventory and supplies (note 5)	444,052	469,641
Other current assets	22,766	31,071
	830,678	972,363
Property, plant and equipment	1,386,766	1,393,918
Restricted cash (note 4)	36,539	34,607
Other non-current assets	23,466	20,470
Deferred income tax assets	8,607	6,000
Total assets	$2,286,056	$2,427,358

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	$74,126	$99,242
Employee benefit plans	1,802	4,237
Income taxes payable	37,869	105,199
Current portion of loans and borrowings	21,871	11,308
	135,668	219,986
Loans and borrowings	22,977	33,985
Deferred income tax liabilities	217,091	229,287
Employee benefit plans	14,425	13,715
Provisions	456,357	452,477
Total liabilities	846,518	949,450
Equity
Share capital	509,045	508,573
Contributed surplus	27,554	25,855
Retained earnings	792,219	836,201
Accumulated other comprehensive income	(8,085)	(6,957)
Total shareholders’ equity	1,320,733	1,363,672
Non-controlling interest	118,805	114,236
Total equity	1,439,538	1,477,908
Total liabilities and equity	$2,286,056	$2,427,358

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

Condensed Consolidated Statements of Income (Loss)

(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	July 31, 2015	July 31, 2014	July 31, 2015	July 31, 2014
Sales	$209,676	$277,314	$397,399	$452,835
Cost of sales	189,758	221,240	354,549	358,922
Gross margin	19,918	56,074	42,850	93,913
Selling, general and administrative expenses	15,082	9,606	23,852	16,754
Operating profit	4,836	46,468	18,998	77,159
Finance expenses	(3,529)	(3,206)	(7,059)	(6,516)
Exploration costs	(1,935)	(6,846)	(7,183)	(15,890)
Finance and other income	(36)	933	86	3,761
Foreign exchange gain (loss)	(2,174)	816	(1,017)	(133)
Profit (loss) before income taxes	(2,838)	38,165	3,825	58,381
Income tax expense	15,743	13,969	15,260	23,503
Net profit (loss)	$(18,581)	$24,196	$(11,435)	$34,878
Net profit (loss) attributable to:
Shareholders	$(17,641)	$26,586	$(9,900)	$41,252
Non-controlling interest	(940)	(2,390)	(1,535)	(6,374)
Earnings (loss) per share
Basic	(0.21)	0.31	(0.12)	0.48
Diluted	(0.21)	0.31	(0.12)	0.48
Weighted average number of shares outstanding	85,224,446	85,134,476	85,220,779	85,130,056

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

Condensed Consolidated Statements of Comprehensive
Income (Loss)

(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	Three months	Three	Six months	Six months
	ended	months ended	ended	ended
	July 31, 2015	July 31, 2014	July 31, 2015	July 31, 2014
Net profit (loss)	$(18,581)	$24,196	$(11,435)	$34,878
Other comprehensive income (loss)
Items that may be reclassified to profit (loss)
Net gain (loss) on translation of net foreign operations (net of tax of $nil)	(1,370)	(308)	(485)	89
Items that will not be reclassified to profit (loss)
Actuarial loss on employee benefit plans (net of tax of $0.3 million; 2015 – $0.5 million)	(643)	(1,202)	(643)	(1,202)
Other comprehensive loss, net of tax	(2,013)	(1,510)	(1,128)	(1,113)
Comprehensive income (loss)	$(20,594)	$22,686	$(12,563)	$33,765
Comprehensive income (loss) attributable to:
Shareholders	$(19,654)	$25,076	$(11,028)	$40,139
Non-controlling interest	(940)	(2,390)	(1,535)	(6,374)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

Condensed Consolidated Statements of Changes in Equity

(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	Six months ended	Six months ended
	July 31, 2015	July 31, 2014
Common shares:
Balance at beginning of period	$508,573	$508,523
Issued during the period	472	47
Balance at end of period	509,045	508,570
Contributed surplus:
Balance at beginning of period	25,855	23,033
Stock-based compensation expense	1,830	1,300
Exercise of stock options	(131)	(13)
Balance at end of period	27,554	24,320
Retained earnings:
Balance at beginning of period	836,201	775,419
Net profit attributable to common shareholders	(9,900)	41,252
Dividends (note 10)	(34,082)	–
Balance at end of period	792,219	816,671
Accumulated other comprehensive income:
Balance at beginning of period	(6,957)	(2,447)
Items that may be reclassified to profit (loss)
Gain (loss) on translation of net foreign operations (net of tax of $nil)	(485)	89
Items that will not be reclassified to profit (loss)
Actuarial loss on employee benefit plans (net of tax of $0.3 million; 2015 – $0.5 million)	(643)	(1,202)
Balance at end of period	(8,085)	(3,560)
Non-controlling interest:
Balance at beginning of period	114,236	167,435
Net loss attributed to non-controlling interest	(1,535)	(6,374)
Contributions made by minority partners	16,178	7,502
Distributions to minority partners	(10,074)	–
Balance at end of period	118,805	168,563
Total equity	$1,439,538	$1,514,564

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

Condensed Consolidated Statements of Cash Flows

(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	July 31, 2015	July 31, 2014	July 31, 2015	July 31, 2014
Cash provided by (used in)
OPERATING
Net profit (loss)	$(18,581)	$24,196	$(11,435)	$34,878
Depreciation and amortization	55,516	63,164	102,171	102,051
Deferred income tax expense (recovery)	820	(8,048)	(14,956)	(31,243)
Current income tax expense	14,923	22,017	30,216	54,746
Finance expenses	3,529	3,206	7,059	6,516
Stock-based compensation	(199)	802	1,830	1,300
Other non-cash items	707	1,757	3,366	703
Foreign exchange (gain) loss	2,490	(1,735)	1,352	(1,945)
Loss (gain) on disposition of assets	–	(111)	(35)	751
Loss on sale of asset	–	–	–	(2,375)
Change in non-cash operating working capital, excluding taxes and finance expenses	9,082	(4,081)	3,880	(19,649)
Cash provided by operating activities before interest and taxes	68,287	101,167	123,448	145,733
Interest paid	(168)	(240)	(1,324)	(624)
Income and mining taxes paid	(15,339)	(6,903)	(98,628)	(27,582)
Net cash provided from operating activities	52,780	94,024	23,496	117,527
FINANCING
Repayment of interest-bearing loans and borrowings	(190)	(202)	(375)	(396)
Dividends paid	(34,082)	–	(34,082)	–
Transaction costs (gains) relating to financing activities	128	–	(3,055)	–
Distributions to and contributions from minority partners	(6,363)	–	(1,786)	10,817
Issue of common shares, net of issue costs	126	–	341	34
Cash provided from (used in) financing activities	(40,381)	(202)	(38,957)	10,455
INVESTING
Increase in restricted cash	–	–	(2,619)	–
Proceeds from sale of assets	–	–	–	3,725
Net proceeds from pre-production sales	4,204	7,364	4,454	11,533
Property, plant and equipment	(34,113)	(45,759)	(98,638)	(101,783)
Net proceeds from sale of property, plant and equipment	–	57	–	642
Other non-current assets	(152)	122	(153)	795
Cash used in investing activities	(30,061)	(38,216)	(96,956)	(85,088)
Foreign exchange effect on cash balances	(5,825)	(255)	(1,312)	147
Increase (decrease) in cash and cash equivalents	(23,487)	55,351	(113,729)	43,041
Cash and cash equivalents, beginning of period	367,692	212,468	457,934	224,778
Cash and cash equivalents, end of period	$344,205	$267,819	$344,205	$267,819
Change in non-cash operating working capital
Accounts receivable	(7,048)	12,460	(998)	5,076
Inventory and supplies	48,019	39,472	32,789	(19,183)
Other current assets	13,362	(20,330)	8,265	(8,591)
Trade and other payables	(45,171)	(36,418)	(33,757)	4,657
Employee benefit plans	(80)	735	(2,419)	(1,608)
	$9,082	$(4,081)	$3,880	$(19,649)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

Notes to Condensed Consolidated Financial Statements

JULY 31, 2015 WITH COMPARATIVE FIGURES
(TABULAR AMOUNTS IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT AS OTHERWISE NOTED)

Note 1:
Nature of Operations
Dominion Diamond Corporation (the “Company”) is focused on the mining and marketing of rough diamonds to the global market.

The Company is incorporated and domiciled in Canada and its shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “DDC”. The address of its registered office is Toronto, Ontario.

The Company has ownership interests in the Diavik and the Ekati group of mineral claims. The Diavik Joint Venture (the “Diavik Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines (2012) Inc. (“DDMI”) (60%) and Dominion Diamond Diavik Limited Partnership (“DDDLP”) (40%), where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and DDDLP is a wholly owned subsidiary of Dominion Diamond Corporation. The Company records its interest in the assets, liabilities and expenses of the Diavik Joint Venture in its consolidated financial statements with a one-month lag. The accounting policies described below include those of the Diavik Joint Venture.

The Ekati Diamond Mine consists of the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential. Subsequent to the acquisition as described below, the Company owns an 88.9% interest in the Core Zone and a 65.3% interest in the Buffer Zone. The Company controls and consolidates the Ekati Diamond Mine; the interests of minority shareholders are presented as non-controlling interests within the consolidated financial statements.

On October 15, 2014, the Company completed the acquisition of the interests of Fipke Holdings Ltd. (“FipkeCo”) in the Ekati Diamond Mine. Each of Dr. Stewart Blusson and Archon Minerals Limited (“Archon”) exercised their rights of first refusal to acquire their proportionate share of the interests in the Core Zone and Buffer Zone, respectively, being sold by FipkeCo. As a consequence, the Company acquired an additional 8.889% participating interest in the Core Zone and an additional 6.53% in the Buffer Zone, increasing its interest in the Core Zone and Buffer Zone to 88.9% and 65.3%, respectively. The base purchase price for the acquired Core Zone interest was US $42.2 million, plus purchase price adjustments of US $13.4 million, for a total amount payable of US $55.6 million. The purchase price adjustments were paid in cash at closing, and the base purchase price was satisfied by a promissory note payable in instalments over 31 months. The Company has the right, but not the obligation, to satisfy one or more instalments due under the promissory note in common shares of the Company. The base purchase price for the acquired Buffer Zone interest was US $11.1 million, plus purchase price adjustments of US $3.2 million, for a total amount paid in cash at closing of US $14.3 million.

Note 2:
Basis of Preparation

(a)	Statement of Compliance

These unaudited interim condensed consolidated financial statements (“interim financial statements”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). The accounting policies applied in these unaudited interim financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended January 31, 2015.

These interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements and, accordingly, should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended January 31, 2015 prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

(b)	Currency of Presentation

These interim financial statements are expressed in United States dollars, which is the functional currency of the Company. All financial information presented in United States dollars has been rounded to the nearest thousand.

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

(c)	Use of Estimates, Judgments and Assumptions

The preparation of the interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements, as well as the reported amounts of sales and expenses during the period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Note 3:
Significant Accounting Policies

(a)	New Accounting Standards Adopted During the Period
There were no new accounting standards adopted during the period.

(b)	Standards Issued but Not Yet Effective

Standards issued but not yet effective up to the date of issuance of the interim financial statements are listed below. The listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IAS 1 – PRESENTATION OF FINANCIAL STATEMENTS
On December 18, 2014, the IASB issued amendments to IAS 1, Presentation of Financial Statements (“IAS 1”), as part of its major initiative to improve presentation and disclosure in financial reports. The amendments are effective for annual periods beginning on or after January 1, 2016. Early adoption is permitted. The Company intends to adopt these amendments in its consolidated financial statements for the annual period beginning on February 1, 2016. The Company does not expect that the amendments will have a material impact on the consolidated financial statements.

IFRS 11 – BUSINESS COMBINATION ACCOUNTING FOR INTEREST IN JOINT OPERATIONS
On May 6, 2014, the IASB issued amendments to IFRS 11, Joint Arrangements (“IFRS 11”). The amendments apply prospectively for annual periods beginning on or after January 1, 2016, with earlier application permitted. The amendments require business combination accounting to be applied to acquisitions of interests in a joint operation that constitutes a business. The Company intends to adopt the amendments to IFRS 11 in its consolidated financial statements for the annual period beginning on February 1, 2016. The Company does not expect that the amendments will have a material impact on the consolidated financial statements.

IFRS 9 – FINANCIAL INSTRUMENTS
On July 24, 2014, the IASB issued the complete IFRS 9, Financial Instruments (“IFRS 9 (2014)”), which introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard introduces additional changes relating to financial liabilities. It also amends the impairment model by introducing a new “expected credit loss” model for calculating impairment. IFRS 9 (2014) also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. The standard is effective for annual periods beginning on or after January 1, 2018 and must be applied retrospectively, with some exemptions. Earlier application is permitted. The extent of the impact of the adoption of IFRS 9 (2014) has not yet been determined.

IFRS 15 – REVENUE FROM CONTRACTS WITH CUSTOMERS
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 is currently effective for periods beginning on or after January 1, 2017, with earlier application permitted, and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. In July 2015, the IASB voted to defer the mandatory effective date of IFRS 15 to periods beginning on or after January 1, 2018. The formal amendment to the standard, specifying the new effective date, is expected to be issued in September 2015. The Company intends to adopt IFRS 15 in its consolidated financial statements for the annual period beginning on February 1, 2018. The extent of the impact of the adoption of IFRS 15 has not yet been determined.

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

Note 4:
Cash and Cash Equivalents and Restricted Cash

	July 31, 2015	January 31, 2015
Cash and cash equivalents	$344,205	$457,934
Restricted cash	36,539	34,607
Total cash resources	$380,744	$492,541

Note 5:
Inventory and Supplies

	July 31, 2015	January 31, 2015
Stockpile ore	$10,050	$13,368
Rough diamonds – work in progress	57,692	150,911
Rough diamonds – finished goods (available for sale)	153,191	66,486
Supplies inventory	223,119	238,876
Total inventory and supplies	$444,052	$469,641

Total inventory and supplies are net of a write-down for obsolescence of $5.5 million at July 31, 2015 ($5.7 million at January 31, 2015).

Note 6:
Diavik Joint Venture and Ekati Diamond Mine
DIAVIK JOINT VENTURE

The following represents DDDLP’s 40% interest in the net assets and operations of the Diavik Joint Venture as at June 30, 2015 and December 31, 2014:

	June 30, 2015	December 31, 2014
Current assets	$90,209	$99,376
Non-current assets	539,844	558,686
Current liabilities	22,628	39,583
Non-current liabilities and participant’s account	607,425	618,479

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Expenses net of interest income(i)	$50,549	$63,457	$97,955	$122,552
Cash flows used in operating activities	(41,311)	(44,383)	(78,372)	(83,901)
Cash flows provided by financing activities	47,166	46,951	96,765	91,544
Cash flows used in investing activities	(7,449)	(3,301)	(19,599)	(8,377)
(i)	The Joint Venture only earns interest income.

DDDLP is contingently liable for DDMI’s portion of the liabilities of the Diavik Joint Venture, and to the extent DDDLP’s participating interest could increase because of the failure of DDMI to make a cash contribution when required, DDDLP would have access to an increased portion of the assets of the Diavik Joint Venture to settle these liabilities. Additional information on commitments and guarantees related to the Diavik Joint Venture is found in note 8.

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

EKATI DIAMOND MINE
The following represents a 100% interest in the net assets and operations of the Ekati Diamond Mine as at July 31, 2015 and January 31, 2015:

	July 31, 2015	January 31, 2015
Current assets	$502,887	$475,939
Non-current assets	770,266	779,970
Current liabilities	185,035	24,568
Non-current liabilities and participant’s account	1,088,118	1,231,341

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	July 31, 2015	July 31, 2014	July 31, 2015	July 31, 2014
Revenue	$119,579	$169,899	$296,100	$302,107
Expenses	(137,937)	(169,436)	(308,177)	(262,979)
Net income (loss)	(18,358)	463	(12,077)	39,128
Cash flows provided by operating activities	19,290	50,033	112,721	46,123
Cash flows provided by (used in) financing activities	(52,388)	–	(39,196)	27,232
Cash flows used in investing activities	(33,840)	(44,761)	(89,834)	(82,522)

Note 7:
Related Party Disclosure
There were no material related party transactions in the three- and six-month periods ended July 31, 2015 and July 31, 2014 other than compensation of key management personnel.

On July 13, 2015, the Company announced the return of Robert A. Gannicott from medical leave to resume his duties as Chairman of the Board of Directors and is stepping down from his role as CEO of the Company. In connection with the departure of Mr. Gannicott as CEO, the Company incurred a one-time charge in the amount of $9.8 million of which $2.2 million represents a settlement of restricted stock units.

Operational Information
The Company had the following investments in significant subsidiaries at July 31, 2015:

Name of company	Effective interest	Jurisdiction of formation
Dominion Diamond Holdings Ltd.	100%	Northwest Territories
Dominion Diamond Diavik Limited Partnership	100%	Northwest Territories
Dominion Diamond (India) Private Limited	100%	India
Dominion Diamond International N.V.	100%	Belgium
Dominion Diamond Marketing Corporation	100%	Canada
Dominion Diamond (UK) Limited	100%	England
6019838 Canada Inc.	100%	Canada
Dominion Diamond Ekati Corporation	100%	Canada
Dominion Diamond Resources Corporation	100%	Canada
Dominion Diamond Marketing N.V.	100%	Belgium

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

Note 8:
Commitments and Guarantees
CONTRACTUAL OBLIGATIONS

		Less than	Year	Year	After
	Total	1 year	2–3	4–5	5 years
Loans and borrowings (a)	$46,624	$23,106	$23,361	$157	$–
Environmental and participation agreements incremental commitments (b)(c)	96,446	50,879	767	8,261	36,539
Operating lease obligations (d)	4,099	3,831	268	–	–
Capital commitments (e)	15,235	15,235	–	–	–
Total contractual obligations	$162,404	$93,051	$24,396	$8,418	$36,539

(a)	Promissory Note

The Company issued a promissory note on October 15, 2014 in the amount of $42.2 million in connection with its acquisition of an additional 8.889% interest in the Core Zone at the Ekati Diamond Mine. The promissory note is payable in instalments over 31 months and the Company has the right, but not the obligation, to satisfy one or more instalments due under the promissory note in common shares of the Company. On July 31, 2015, $43.3 million, which represents the base purchase price plus accrued interest, is outstanding.

(b)	Environmental Agreements

Through negotiations of environmental and other agreements, both the Diavik Joint Venture and the Ekati Diamond Mine must provide funding for the Environmental Monitoring Advisory Board and the Independent Environmental Monitoring Agency, respectively. Further funding will be required in future years; however, specific amounts have not yet been determined. As described in the consolidated annual financial statements, these agreements also state that the mines must provide security for the performance of their reclamation and abandonment obligations under environmental laws and regulations.

(c)	Participation Agreements

Both the Diavik Joint Venture and the Ekati Diamond Mine have signed participation agreements with various Aboriginal communities. These agreements are expected to contribute to the social, economic and cultural well-being of these communities. The Diavik participation agreements are each for an initial term of 12 years and shall be automatically renewed on terms to be agreed upon for successive periods of six years thereafter until termination. The Diavik participation agreements terminate in the event that the Diavik Diamond Mine permanently ceases to operate. The Ekati Diamond Mine participation agreements are in place during the life of the Ekati Diamond Mine and the agreements terminate in the event the mine ceases to operate.

(d)	Operating Lease Commitments

The Company has entered into non-cancellable operating leases for the rental of fuel tanks and office premises for the Ekati Diamond Mine, which expire at various dates through 2016. The leases have varying terms, escalation clauses and renewal rights. Any renewal terms are at the option of the lessee at lease payments based on market prices at the time of renewal. Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent.

(e)	Capital Commitments

The Company has various long-term contractual commitments related to the acquisition of property, plant and equipment. The commitments included in the table above are based on expected contract prices.

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

Note 9:
Financial Instruments
The Company has various financial instruments comprising cash and cash equivalents, accounts receivable, trade and other payables, and loans and borrowings.

Cash and cash equivalents consist of cash on hand and balances with banks, and short-term investments held in overnight deposits with a maturity on acquisition of less than 90 days. Cash and cash equivalents, which are designated as held-for-trading, are carried at fair value based on quoted market prices and are classified within Level 1 of the fair value hierarchy established by the IASB.

The fair value of accounts receivable is determined by the amount of cash anticipated to be received in the normal course of business from the financial asset.

The Company’s loans and borrowings are fully secured, hence the fair values of these instruments at July 31, 2015 and January 31, 2015 are considered to approximate their carrying values.

The carrying values and estimated fair values of these financial instruments are as follows:

		July 31, 2015		January 31, 2015
	Estimated	Carrying	Estimated	Carrying
	fair value	value	fair value	value
Financial assets
Cash and cash equivalents, including restricted cash	$380,744	$380,744	$492,541	$492,541
Accounts receivable	19,655	19,655	13,717	13,717
	$400,399	$400,399	$506,258	$506,258
Financial liabilities
Trade and other payables	$74,126	$74,126	$99,242	$99,242
Loans and borrowings	44,848	44,848	45,293	45,293
	$118,974	$118,974	$144,535	$144,535

On April 7, 2015, the Company entered into a $210 million senior secured corporate revolving credit facility with a syndicate of commercial banks. The facility has a four-year term, and it may be extended for an additional period of one year with the consent of the lenders. Proceeds received by the Company under the credit facility are to be used for general corporate purposes. Accommodations under this credit facility may be made to the Company, at the Company’s option, by way of an advance or letter of credit, and the interest payable will vary in accordance with a pricing grid ranging between 2.5% and 3.5% above LIBOR. The Company is in compliance with the financial covenants associated with the facility. As at July 31, 2015, $nil was drawn on the credit facility.

Note 10:
Dividends
On April 7, 2015, the Company’s Board of Directors declared a dividend of $0.40 per share, payable to shareholders of record at the close of business on April 30, 2015, and paid on May 21, 2015. This dividend is an eligible dividend for Canadian income tax purposes.

On September 10, 2015, the Board of Directors declared an interim dividend of $0.20 per share to be paid in full on November 5, 2015, to shareholders of record at the close of business on October 13, 2015. This represents the first portion of the expected $0.40 per share annual dividend (to be paid semi-annually) for fiscal 2016, consistent with the Board’s previously stated dividend policy. The dividend will be an eligible dividend for Canadian income tax purposes. The final dividend for fiscal 2016 is expected to be paid in or around May 2016.

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

Note 11:
Segmented Information
The reportable segments are those operations whose operating results are reviewed by the Chief Operating Decision Makers to make decisions about resources to be allocated to the segment and assess its performance, provided those operations pass certain quantitative thresholds. Operations whose revenues, earnings or losses, or assets exceed 10% of the total consolidated revenue, earnings or losses, or assets are reportable segments.

In order to determine reportable segments, management reviewed various factors, including geographical locations and managerial structure. Management determined that the Company operates in three segments within the diamond industry – Diavik Diamond Mine, Ekati Diamond Mine and Corporate.

The Diavik segment consists of the Company’s 40% ownership interest in the Diavik group of mineral claims and the sale of rough diamonds. The Ekati segment consists of the Company’s ownership interest in the Ekati group of mineral claims and the sale of rough diamonds. The Corporate segment captures all activities not specifically related to the operations of the Diavik and Ekati Diamond Mines.

For the three months ended July 31, 2015	Diavik	Ekati	Corporate	Total
Sales
Europe	$70,099	$135,282	$–	$205,381
India	1,905	2,390	–	4,295
Total sales	72,004	137,672	–	209,676
Cost of sales
Depreciation and amortization	18,259	36,786	–	55,045
All other costs	35,382	99,331	–	134,713
Total cost of sales	53,641	136,117	–	189,758
Gross margin	18,363	1,555	–	19,918
Gross margin (%)	25.5%	1.1%	–%	9.5%
Selling, general and administrative expenses
Selling and related expenses	977	1,624	–	2,601
Administrative expenses	–	–	12,481	12,481
Total selling, general and administrative expenses	977	1,624	12,481	15,082
Operating profit (loss)	17,386	(69)	(12,481)	4,836
Finance expenses	(1,453)	(2,076)	–	(3,529)
Exploration costs	–	(1,935)	–	(1,935)
Finance and other income	(11)	(24)	–	(36)
Foreign exchange gain (loss)	(5,567)	3,393	–	(2,174)
Segment profit (loss) before income taxes	$10,355	$(711)	$(12,481)	$(2,838)
Segmented assets as at July 31, 2015
Canada	$798,905	$1,345,756	$20,300	$2,164,961
Other foreign countries	60,507	60,588	–	121,095
	$859,412	$1,406,344	$20,300	$2,286,056
Capital expenditures	$7,470	$32,865	$112	$40,447
Inventory	113,486	330,566	–	444,052
Total liabilities	16,655	819,069	10,794	846,518
Other significant non-cash items
Deferred income tax expense (recovery)	(2,164)	2,984	–	820

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

For the three months ended July 31, 2014	Diavik	Ekati	Corporate	Total
Sales
Europe	$94,858	$160,667	$–	$255,525
India	12,175	9,614	–	21,789
Total sales	107,033	170,281	–	277,314
Cost of sales
Depreciation and amortization	27,335	35,438	–	62,773
All other costs	51,416	107,051	–	158,467
Total cost of sales	78,751	142,489	–	221,240
Gross margin	28,282	27,792	–	56,074
Gross margin (%)	26.4%	16.3%	–%	20.2%
Selling, general and administrative expenses
Selling and related expenses	1,067	941	–	2,008
Administrative expenses	–	–	7,598	7,598
Total selling, general and administrative expenses	1,067	941	7,598	9,606
Operating profit (loss)	27,215	26,851	(7,598)	46,468
Finance expenses	(793)	(2,413)	–	(3,206)
Exploration costs	(9)	(6,837)	–	(6,846)
Finance and other income	411	522	–	933
Foreign exchange gain (loss)	(166)	982	–	816
Segmented profit (loss) before income taxes	$26,658	$19,105	$(7,598)	$38,165
Segmented assets as at July 31, 2014
Canada	$889,399	$1,355,690	$23,047	$2,268,136
Other foreign countries	29,345	58,769	–	88,114
	$918,744	$1,414,459	$23,047	$2,356,250
Capital expenditures	$3,750	$41,981	$28	$45,759
Inventory	108,282	364,483	–	472,765
Total liabilities	13,523	828,163	–	841,686
Other significant non-cash items
Deferred income tax recovery	(236)	(7,812)	–	(8,048)

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

For the six months ended July 31, 2015	Diavik	Ekati	Corporate	Total
Sales
Europe	$127,321	$258,404	$–	$385,726
India	5,032	6,641	–	11,673
Total sales	132,353	265,045	–	397,399
Cost of sales
Depreciation and amortization	34,924	66,280	–	101,204
All other costs	68,466	184,879	–	253,345
Total cost of sales	103,390	251,159	–	354,549
Gross margin	28,963	13,886	–	42,850
Gross margin (%)	21.9%	5.2%	–%	10.8%
Selling, general and administrative expenses
Selling and related expenses	1,938	2,994	–	4,932
Administrative expenses	–	–	18,920	18,920
Total selling, general and administrative expenses	1,938	2,994	18,920	23,852
Operating profit (loss)	27,025	10,892	(18,920)	18,998
Finance expenses	(2,430)	(4,629)	–	(7,059)
Exploration costs	(50)	(7,133)	–	(7,183)
Finance and other income	(59)	145	–	86
Foreign exchange gain (loss)	(909)	(108)	–	(1,017)
Segmented profit (loss) before income taxes	$23,577	$(833)	$(18,920)	$3,825
Segmented assets as at July 31, 2015
Canada	$798,905	$1,345,756	$20,300	$2,164,961
Other foreign countries	60,507	60,588	–	121,095
	$859,412	$1,406,344	$20,300	$2,286,056
Capital expenditures	$19,701	$87,858	$892	$108,451
Inventory	113,486	330,566	–	444,052
Total liabilities	16,655	819,069	10,794	846,518
Other significant non-cash items
Deferred income tax recovery	(14,398)	(564)	6	(14,956)

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT

For the six months ended July 31, 2014	Diavik	Ekati	Corporate	Total
Sales
Europe	$168,776	$249,136	$–	$417,912
India	20,931	13,992	–	34,923
Total sales	189,707	263,128	–	452,835
Cost of sales
Depreciation and amortization	45,622	55,592	–	101,215
All other costs	89,362	168,346	–	257,707
Total cost of sales	134,984	223,938	–	358,922
Gross margin	54,723	39,190	–	93,913
Gross margin (%)	28.8%	14.9%	–%	20.7%
Selling, general and administrative expenses
Selling and related expenses	2,042	2,416	–	4,458
Administrative expenses	–	–	12,296	12,296
Total selling, general and administrative expenses	2,042	2,416	12,296	16,754
Operating profit (loss)	52,681	36,774	(12,296)	77,159
Finance expenses	(1,698)	(4,818)	–	(6,516)
Exploration costs	(362)	(15,528)	–	(15,890)
Finance and other income	3,333	428	–	3,761
Foreign exchange gain (loss)	(260)	127	–	(133)
Segmented profit (loss) before income taxes	$53,694	$16,983	$(12,296)	$58,381
Segmented assets as at July 31, 2014
Canada	$889,399	$1,355,690	$23,047	$2,268,136
Other foreign countries	29,345	58,769	–	88,114
	$918,745	$1,414,459	$23,047	$2,356,250
Capital expenditures	$10,529	$91,226	$28	$101,783
Inventory	108,282	364,483	–	472,765
Total liabilities	13,523	828,163	–	841,686
Other significant non-cash items
Deferred income tax recovery	(12,277)	(18,966)	–	(31,243)

Sales to one customer totalled $50 million for the six months ended July 31, 2014.

Note 12:
Subsequent Events

(i)	Ekati Diamond Mine Environmental Agreements

On July 31, 2015, the Government of the Northwest Territories (“GNWT”) completed its review of the Ekati Diamond Mine’s security held under the environmental agreements and concluded that there was duplication between the security required under the Water Licence and security held by the GNWT. The security required under the environmental agreement was reduced by CDN $23 million. The amendments made to the letters of credit were received by the GNWT on August 17, 2015 and, accordingly, CDN $23 million of restricted cash was returned to the Company on that date.

(ii)	Diavik Diamond Mine Environmental Agreements

On August 25, 2015, the Company reached an agreement with the operator of the Diavik Joint Venture whereby DDDLP is required to post its proportionate share of the security deposit used to secure the reclamation obligations for the Diavik Diamond Mine. The Company has provided letters of credit in the amount of CDN $61 million to the GNWT as security for the reclamation obligations for the Diavik Diamond Mine.

DOMINION DIAMOND CORPORATION
2016 SECOND QUARTER REPORT